

BANK of the OZARKS, Inc.

2001 Annual Report


Area Shown
Harrison
62
Yellville
Bellefonte
Western Grove
Jasper
Marshall
7
65
Mulberry
Alma
Ozark
Clarksville
Clinton
Van Buren
Altus
Ft. Smith
Paris
40
Conway
107
North Little Rock
67
167
Maumelle
Current Offices
Planned Offices
Lonoke
Little Rock
Bryant
30

Table of Contents

This report contains forward-looking statements and reflects management's current views of future economic circumstances, industry conditions, Company performance and financial results. These forward-looking statements are subject to a number of factors and uncertainties which could cause the Company's actual results and experience to materially differ from anticipated results and expectations expressed in such forward-looking statements. A description of certain factors which may affect operating results may be found in Management's Discussion and Analysis of Financial Condition and Results of Operations under the caption "Forward-Looking Information" contained elsewhere in this report.

All scenic photographs from Bank of the Ozarks' trade area.


Net Income ($ Millions)
Earnings Per Share ($)
$3.0
$1.05
$4.5
$1.38
$5.6
$1.47
$6.6
$1.75
$6.0
$1.60
$9.0
$2.35
1996
1997
1998
1999
2000
2001

Since 1996 we have achieved compounded annual growth rates of 24.2% in net income and 17.5% in earnings per share.

A Message to Shareholders

2001 was a record year! Each quarter we set a new record for net income and earnings per share. Diluted earnings per share jumped from $0.49 in the first quarter of 2001 to $0.58, $0.60 and $0.67, respectively, in the following quarters. Our loans grew 20.7%. Our number of deposit account customers grew nicely. Our efficiency ratio improved each quarter, dropping below 50% for the third and fourth quarters. Our various asset quality ratios were excellent throughout 2001, despite the economic slowdown. Both net interest income and non-interest income were records.

These are great results — important results for our shareholders. But in 2001 we did much more than achieve one year's good results. We set the stage for success in years to come. We achieved excellent short-term results, while strengthening our balance sheet, improving our product line, expanding our management team and growing our franchise to contribute to our long-term success. In the next few pages, let me report to you on what we consider the highlights of 2001 — some are obvious from our reported financial results and some are more subtle.

Record Earnings

Our 2001 net income totaled $8,959,000, a 48.3% increase over 2000 net income. Diluted earnings per share were $2.35, a 46.9% increase over 2000 earnings per share. Our strong earnings performance in 2001 was particularly satisfying after a disappointing earnings year in 2000 and it validated our assertion that the earnings dip in the last two quarters of 2000 was just a bump in the road. Not only did we report record net income for each quarter in 2001, we have now reported record net income for eighteen of the last twenty quarters. Over the past five years we have achieved compounded annual growth rates of 24.2% in net income and 17.5% in diluted earnings per share. As the graph above shows, our 2001 earnings were back on track.

Loan Growth and Asset Quality

Our lenders did an excellent job in 2001, increasing loans by $106 million, or 20.7% for the year. This growth was above the upper end of our range of expectations and was particularly encouraging considering the slower economic conditions prevailing for much of the year. Over the past five years our loans have grown at a compounded annual rate of 23.5%.

Maintaining good asset quality has always been an important focus for us. Throughout 2001 our lenders did an excellent job in this area. Our non-performing loans as a percentage of total loans were 0.29% at year-end 2001, an improvement of 8 basis points from the previous year-end. Our non-performing assets as a percentage of total assets were 0.28% at year-end 2001, an improvement of 14 basis points from the previous year-end. The company's ratio of loans past due 30 days or more, including non-accrual loans, was just 0.72% of total loans at year-end 2001. That is the best past due ratio we have had at the end of any quarter since we went public in 1997. While our markets and many of our customers have not been immune to the economic slow down, we were very pleased with our favorable asset quality ratios throughout 2001.



Loans ($ Millions)
$214
$275
$388
$467
$511
$616
12/96
12/97
12/98
12/99
12/00
12/01

Over the past five years our loans have grown at a compounded annual rate of 23.5%.

Our strong commitment to maintaining asset quality is evidenced by our favorable charge-off experience. In 2001 our net loan charge-offs equaled 0.24% of average loans. Over the past five years our charge-off ratio has averaged 0.27% per annum and has consistently compared favorably to ratios for the commercial banking industry as a whole.

Maintaining good asset quality has always been an important focus for us.



Nonperforming Assets/ Total Assets
0.88%
0.24%
0.50%
0.53%
0.42%
0.28%
12/96
12/97
12/98
12/99
12/00
12/01



Loans Past Due 30 Days Or More/ Total Loans
2.26%
1.25%
2.07%
1.23%
0.88%
0.72%
12/96
12/97
12/98
12/99
12/00
12/01



Charge-Off Ratios
FDIC Insured Commercial Banks
Bank of the Ozarks, Inc.
0.58%
0.21%
0.64%
0.17%
0.67%
0.33%
0.61%
0.26%
0.67%
0.36%
0.24%
1996
1997
1998
1999
2000
2001*

Data from the FDIC Quarterly Banking Profile. *2001 FDIC data not available at date of printing.

Improved Asset Mix and Capital Position

When we expanded aggressively in our two largest metropolitan markets in 1998 (metropolitan Little Rock/North Little Rock and Ft. Smith) we found ourselves in a situation where we could grow deposits substantially faster than we could prudently grow our loan portfolio. At that time we made a strategic decision to capture deposit market share even though it would change our balance sheet mix. From year-end 1997 through year-end 2000, our securities portfolio grew from $42 million to $253 million and our loan to deposit ratio declined from 93% to 75%. This was a departure from our traditional balance sheet management and it contributed to a higher level of interest rate risk and lower net interest margins from 1998 through 2000.



Loan/Deposit Ratio
Net Interest Margin
92.6%
5.36%
93.2%
4.98%
73.3%
4.19%
78.4%
3.77%
75.3%
3.27%
90.9%
4.05%
1996
1997
1998
1999
2000
2001

Our higher loan/deposit ratio was a significant contributor to the improved net interest margin in 2001.

One of our important goals for 2001 was to return our balance sheet to a more traditional mix by significantly reducing the proportion of our earning assets invested in securities and increasing the proportion of our earning assets invested in loans. We expected this strategy would slow our balance sheet growth for several quarters while we were reducing the size of our securities portfolio.

The declining rate environment of 2001 was a good environment in which to accomplish our balance sheet transformation. During the year, we reduced our investment securities portfolio by $66 million, or 26%, to $187 million. The reduction in the securities portfolio was accompanied by $106 million of loan growth. As a result, our loan to deposit ratio increased from 75% at year-end 2000 to 91% at year-end 2001, almost back to the 1997 level.

We generally earn better yields on loans than investment securities. Therefore, the change in our asset mix was a significant contributor to our 152 basis point improvement in net interest margin, from 3.10% for the fourth quarter of 2000 to 4.62% for the fourth quarter of 2001.

This change in asset mix also helped us reduce interest rate risk. Typically our investment securities have fixed rates and longer terms than our loans. In 2001 we made a conscious effort to reduce both the absolute size of our investment portfolio and its expected maturity or average life. As a result, the average expected maturity of our investments was reduced to 5.5 years as of year-end 2001 compared to 9.5 years as of year-end 2000. Further in 2001 we tried to increase the percentage of adjustable rate loans in our loan portfolio. As a result 14.9% of our loans were adjustable rate loans as of year-end 2001 compared to 11.3% at the previous year-end.

These changes in the asset side of our balance sheet limited our growth in total assets for 2001 to just 5.4%. Along with an increase in retained earnings, this slower asset growth rate had the favorable effect of increasing our ratio of average common equity to average assets from 5.59% for 2000 to 6.43% for 2001.

In addition to these changes in our assets, in the last week of 2001, we added $20 million of fixed rate borrowings to mitigate our exposure to interest rate increases in 2002.

While we are still somewhat liability sensitive, collectively these changes have moved us much closer to a neutral interest rate risk position for 2002. With the possibility of higher rates in 2002, we are more comfortable with our smaller securities portfolio, shorter securities portfolio average life, higher percentage of variable rate loans, higher capital ratio, and higher level of fixed rate borrowings.

Improved Deposit Mix

If you compare total deposits at year-end 2001 with total deposits at year-end 2000, you might mistakenly conclude that we didn't do much on the deposit side this past year. In fact, our $678 million in total deposits at year-end 2001 were almost exactly equal to our deposits at year-end 2000. However these numbers fail to reflect the significant transformation that took place in our deposit mix during 2001.



Deposits ($ Millions)
$232
$296
$529
$596
$678
$678
12/96
12/97
12/98
12/99
12/00
12/01

Over the past five years our deposits have grown at a compounded annual rate of 24.0%.

Another of our important goals in 2001 was to increase our level of core accounts, specifically checking, savings and money market deposits, while reducing our level of higher costing CD deposits. This was intended to reduce our cost of funds, increase service charge revenue and reduce interest rate risk. To achieve this goal, we refocused our marketing efforts, redirected our sales staff and implemented certain product changes.

The results exceeded our expectations. During 2001 our aggregate checking, savings and money market deposits increased $136 million while aggregate CD accounts declined an equal amount. This change in deposit mix contributed to a 230 basis points reduction in our cost of interest bearing liabilities from the fourth quarter of 2000 to the fourth quarter of 2001. Growth in our core accounts was also a significant factor behind the improvement in our income from deposit service charges in 2001.

In the second quarter of 2001, we introduced MaxYield™ Checking, which was a substantial contributor to our growth in checking accounts. This product is designed to compete with the very best transaction account products offered by the brokerage industry, while still providing a lower minimum balance and other benefits typical of an interest bearing bank checking account. To date we have offered this product only in select markets, but expect to expand its offering to other markets in the future.



Deposits ($ Millions)
Time Deposits $499.5
Non-Interest Checking $64.6
Interest Checking $58.9
Savings & Money Market $54.7
2000
Time Deposits $363.9
Non-Interest Checking $72.8
Interest Checking $153.9
Savings & Money Market $87.1
2001

During 2001 our aggregate checking, savings and money market deposits increased $136 million while CDs (Time Deposits) declined an equal amount.

During the fourth quarter of 2001, the company's non-CD deposits accounted for 45.5% of total average deposits which is a substantial improvement from 26.1% of total average deposits in the fourth quarter of 2000. In the year ahead, we expect to grow both core checking, savings and money market deposits and CD deposits. In fact we will be somewhat more aggressive in the acquisition of CD deposits in 2002 than we were in 2001 because of our desire to extend liability maturities to mitigate the effects of potential interest rate increases. However our main focus for deposit growth will continue to be adding core checking, savings and money market accounts. We believe the progress we made on the deposit side of the balance sheet in 2001 strengthened our core customer base and added value to our franchise.

We offer a comprehensive array of competitive deposit products which should help us achieve good growth in core checking, savings and money market accounts. These products meet the needs of our full range of deposit customers. For customers who need basic banking services, we offer Free Checking, which requires no minimum balance and has no monthly service charge. For customers desiring the flexibility of a checking account and the yield of a money market mutual fund, we offer our new MaxYield™ Checking. In 2000 we launched our On-Line Banking services which have proven to be very popular with customers. As of year-end 2001, just twenty months after introducing this service, 12% of our individual checking account households have enrolled in On-Line Banking. From retirees in rural communities to large cash management customers, more of our customers are utilizing On-Line Banking every day. For our business and public funds customers, we offer some of the best cash management services in the state. Our cash management capabilities allow us to effectively compete with much larger regional and super-regional banks. These products, combined with our commitment to quality personal service, should allow us to achieve our future goals for core account growth.

Net Interest Income and Net Interest Margin

Aided by declining interest rates, strong loan growth and the changes in deposit mix, our 2001 net interest income was a record $29.7 million. Net interest income increased each quarter during the year as did net interest margin. Net interest margin increased from 3.35% in the first quarter of 2001 to 3.86%, 4.35% and 4.62%, respectively, in the following quarters. For the full year of 2001, net interest margin was 4.05%.

We expect net interest income will continue to be our primary source of revenue. Accordingly, maximizing our net interest income while maintaining an acceptable net interest margin is a key goal. To achieve this goal, we want to continue to achieve strong loan growth, while maintaining excellent loan quality. We hope this growth will be sufficient to maintain our ratio of loans to deposits near the year-end 2001 ratio or even slightly higher. Obviously the improvement in this ratio in 2001 was a significant factor in our improved net interest margin. We also hope to continue to improve our cost of funds by maintaining a favorable deposit mix.



Net Interest Income ($ Millions)
Net Interest Margin
$5.8
3.10%
$6.0
3.35%
$6.9
3.86%
$7.8
4.35%
$8.9
4.62%
4Q 2000
1Q 2001
2Q 2001
3Q 2001
4Q 2001

Aided by declining interest rates, strong loan growth and the changes in deposit mix, our 2001 net interest income increased each quarter.

Non-Interest Income

In recent years we have sought to grow and diversify our sources of non-interest income and we will continue to do so. Non-interest income increased 33% in 2001 and was an important contributor to our earnings growth. We enjoyed strong growth in deposit service



Non-Interest Income ($ Millions)
$1.9
$2.9
$5.0
$5.1
$5.5
$7.4
1996
1997
1998
1999
2000
2001

Over the past five years our non-interest income has grown at a compounded annual rate of 31.6%.


Service Charge Income
($ Millions)
$0.8
$1.0
$1.4
$2.5
$3.4
$3.8
1996
1997
1998
1999
2000
2001

Strong growth in core accounts has contributed to improvements in service charge income.

charge income in 2001. In the first quarter, we had $842,000 in income from deposit service charges. This increased to $919,000 in the second quarter, to $979,000 in the third quarter, and to $1,035,000 in the fourth quarter.

We also achieved excellent mortgage lending income due to a high level of mortgage refinancing activity and a favorable market for new home purchases.

In 2002 we expect to continue to achieve good growth in core accounts which should contribute to growth in income from deposit service charges. In addition, we also expect 2002 income from deposit service charges to benefit from a new product offering. In January 2002 we began offering Bounce-Proof Security™ which is an additional service extended to qualifying transaction account customers. As the name suggests, these customers have a pre-approved right to overdraft their accounts to a limited extent. This product should help us add new customers as well as generate additional non-interest income.

We had an excellent year for mortgage lending income in 2001. While it is unlikely that our 2002 mortgage results will equal 2001's results, we have a long-term goal of increasing mortgage lending income. To do this, we are striving to hire additional mortgage originators, grow our market share in existing markets and expand our mortgage operations into new markets. In the long run, we believe this will be an important source for future growth in non-interest income.

During 2001 we made some significant changes in our trust department. These changes included bringing in a new leader for the trust department and adding new officers in charge of investments and employee benefit programs. Substantial opportunities exist to expand our trust business and increase this source of non-interest income. We believe we now have the team in place that will provide the level of service needed to achieve growth in this area.

In 2000 we began offering investment services through an agreement with Investment Professionals, Inc. Although this program started slowly in 2000, we increased our revenues from this service in 2001. The past two years have been a difficult period in which to launch the offering of brokerage services, yet we believe this can become a meaningful source of non-interest income.

Non-Interest Expenses and Efficiency

In 2001, we worked hard to control our non-interest expenses and improve our efficiency ratio. Our non-interest expenses grew only 12% last year, while our net interest income grew 26% and our non-interest income grew 33%. Obviously that's a recipe for success. Our efficiency ratio improved from 56% for 2000 to 50.3% for 2001. Our efficiency ratio was 46.5% for the fourth quarter of 2001, the second quarter in a row it was below 50%. Achieving an efficiency ratio below 50% has been one of our long-term objectives. We are very proud of this accomplishment, especially considering that we have opened eighteen new banking offices in the last five years.


Efficiency Ratios
51.6%
52.6%
55.0%
55.1%
56.0%
50.3%
1996
1997
1998
1999
2000
2001

Our efficiency ratio was 46.5% for the fourth quarter of 2001, the second quarter in a row it was below 50%.

Growth and Expansion

In 1994 we were a much smaller company with just five offices serving four small communities in western and northern Arkansas. At that time we launched a major expansion strategy via *de novo* branching in new markets. In just eight years, we have expanded to 28 full service banking offices serving 19 communities in northern, western and central Arkansas as well as one loan production office in Charlotte, North Carolina. This expansion has included larger markets such as Pulaski County, which includes Little Rock and North Little Rock and is Arkansas' largest banking market, and Sebastian County, which includes Fort Smith and is Arkansas' fourth largest banking market.

This expansion continued in 2001 as we built four new banking offices and added a loan production office. In March we opened a Wal-Mart Supercenter branch just south of Little Rock in Bryant. Our Zero Street branch in Fort Smith opened in April. Our branch in the Otter Creek area of Little Rock opened in May. In June we acquired a branch in Lonoke, just east of Little Rock. In October we opened a small loan production office in Charlotte, North Carolina after one of our top lenders relocated there for family reasons.

This growth and *de novo* branching strategy has proven to be successful as our 2001 results indicate. We expect to continue expansion via *de novo* branches with plans to open approximately six new banking offices in 2002. We will open an office in Maumelle, just north of Little Rock, in the first quarter. We expect to open at least two offices in Conway during 2002. Conway is the eighth largest city in Arkansas. It is located in Faulkner County, which was the second fastest growing county in Arkansas from 1990 to 2000. During the past decade the city of Conway grew 63%. It is an excellent geographic fit for our franchise. We also hope to open additional fill-in offices in and around metropolitan Little Rock/North Little Rock and Fort Smith. The exact number of new offices to be opened in 2002 will depend on a number of factors including the availability of quality personnel and sites, our earnings growth and economic conditions.

With 23 banking offices opened in the past eight years, we have substantial capacity for growth.


New Banking Offices
Clarksville Main St.
Marshall
Clarksville Rogers Avenue
Van Buren
Harrison North
Mulberry
Paris
Alma
Bellefonte
Little Rock Chester
Little Rock Rodney Parham
Little Rock Chenal
Fort Smith Rogers Avenue
Little Rock Cantrell
North Little Rock Indian Hills
Harrison Downtown
Clinton
North Little Rock North Hills
Yellville
Bryant Wal-Mart
Fort Smith Zero St.
Little Rock Otter Creek
Lonoke
1994
1995
1996
1997
1998
1999
2000
2001

2002 and Beyond

Obviously 2001 was an excellent year, but our focus is now squarely on the future. And we are excited about what lies ahead in 2002 and beyond.

When we first launched our *de novo* branching and growth strategy in 1994, we saw many opportunities and many challenges. We have met many of the challenges, turned many of the opportunities into victories, and proven that our strategy works. It works for one very simple reason — many customers really do want the products and services the "big" banks offer, but they also want the friendly, personal service of a "hometown" bank. We have expanded our product line and the sophistication of our services and will continue to do so. We can compete with the products and services the big banks offer. But we have also kept sight of the customer. We realize that each individual customer is our future.

Our robust growth in loans and core deposit accounts in 2001 was not a result of any magic on our part. It was a result of the fact that hundreds, even thousands, of individuals chose to do business with Bank of the Ozarks instead of somewhere else. They didn't choose our logo or our name — they chose the people that are Bank of the Ozarks. They chose to trust us with their finances and to build a relationship with us. For many the relationship is small and simple. For others, the relationship is large and complex. But for each customer it is an important relationship and one that demands our very best. Everyday we must earn that trust and build those relationships.

It seems like such a simple truth. How could anyone in business not see it! **Our customers, small and large, are our future!** If we remember that truth and act accordingly, we have no reason to be anything but excited about 2002 and beyond.

You have our commitment that each day we will work hard to make sure that Bank of the Ozarks continues to be "The Right Bank at the Right Time" for Arkansans. If we do that, I am confident you will be pleased with the results.





George Gleason
Chairman and Chief Executive Officer


BANK of the OZARKS, Inc.

Financial Information

Selected Consolidated Financial Data

	Year Ended December 31,				
	2001	2000	1999	1998	1997
	(Dollars in thousands, except per share amounts)				
Income statement data:					
Interest income	$ 60,119	$ 60,752	$ 51,575	$ 38,882	$ 27,468
Interest expense	30,414	37,089	27,782	20,518	12,979
Net interest income	29,705	23,663	23,793	18,364	14,489
Provision for loan losses	3,401	2,325	2,485	2,026	1,139
Non-interest income	7,353	5,542	5,147	5,031	2,925
Non-interest expense	19,030	16,964	16,464	13,119	9,228
Distribution on trust preferred securities	1,587	1,587	846	-	-
Net income	8,959	6,040	6,635	5,629	4,531
Per common share data:					
Earnings - diluted	$ 2.35	$ 1.60	$ 1.75	$ 1.47	$ 1.38
Book value	14.97	12.79	11.61	10.68	9.44
Dividends	0.46	0.42	0.40	0.23	0.20
Weighted avg. shares outstanding (thousands)	3,816	3,782	3,792	3,819	3,281
Balance sheet data at period end:					
Total assets	$871,379	$826,952	$796,042	$612,431	$352,093
Total loans	616,076	510,544	467,131	387,526	275,463
Allowance for loan losses	8,712	6,606	6,072	4,689	3,737
Total investment securities	187,167	253,016	263,395	176,618	42,459
Total deposits	677,743	677,683	595,930	529,040	295,555
Repurchase agreements with customers	16,213	13,839	9,026	1,408	-
Other borrowings	99,690	66,703	126,989	39,271	19,089
Total stockholders' equity	56,617	48,349	43,874	40,355	35,666
Loan to deposit ratio	90.90%	75.34%	78.39%	73.25%	93.20%
Average balance sheet data:					
Total average assets	$813,913	$818,197	$709,640	$486,729	$314,489
Total average stockholders' equity	52,334	45,723	41,988	37,951	26,328
Average equity to average assets	6.43%	5.59%	5.92%	7.80%	8.37%
Performance ratios:					
Return on average assets	1.10%	0.74%	0.93%	1.16%	1.44%
Return on average stockholders' equity	17.12	13.21	15.80	14.83	17.21
Net interest margin	4.05	3.27	3.77	4.19	4.98
Efficiency	50.25	55.98	55.09	54.98	52.55
Dividend payout	19.57	26.25	22.86	15.65	14.49
Assets quality ratios:					
Net charge-offs as a percentage of average total loans	0.24%	0.36%	0.26%	0.33%	0.17%
Nonperforming loans to total loans	0.29	0.37	0.42	0.70	0.25
Nonperforming assets to total assets	0.28	0.42	0.53	0.50	0.24
Allowance for loan losses as a percentage of:					
Total loans	1.41%	1.29%	1.30%	1.21%	1.36%
Nonperforming loans	482.39	351.38	307.91	171.82	534.62
Capital ratios at period end:					
Leverage capital	8.51%	7.57%	7.46%	6.21%	9.86%
Tier I risk-based capital	11.41	11.52	11.50	9.05	13.01
Total risk-based capital	12.67	12.83	13.15	10.21	14.27

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Net income was $9.0 million for the year ended December 31, 2001, a 48.3% increase from net income of $6.0 million in 2000. Net income in 1999 was $6.6 million. Diluted earnings increased 46.9% to $2.35 per share in 2001 compared to $1.60 per share in 2000. Diluted earnings in 1999 were $1.75 per share.

As shown below total assets, loans and deposits increased 5.4%, 20.7% and 0.0%, respectively, from December 31, 2000 to December 31, 2001 and 3.9%, 9.3% and 13.7%, respectively, from December 31, 1999 to December 31, 2000. Stockholders' equity increased 17.1% from December 31, 2000 to December 31, 2001 and 10.2% from December 31, 1999 to December 31, 2000. During these same periods, book value per share increased 17.0% and 10.2%, respectively.

	December 31,			% Change	
	2001	2000	1999	2001 from 2000	2000 from 1999
	(Dollars in thousands except per share amounts)				
Assets	$871,379	$826,952	$796,042	5.4%	3.9%
Loans	616,076	510,544	467,131	20.7	9.3
Deposits	677,743	677,683	595,930	-	13.7
Stockholders' equity	56,617	48,349	43,874	17.1	10.2
Book value per share	14.97	12.79	11.61	17.0	10.2

Two measures of performance by banking institutions are return on average assets and return on average equity. Return on average assets ("ROA") measures net earnings in relation to average total assets and indicates a company's ability to employ its resources profitably. For the year ended December 31, 2001, the Company's ROA was 1.10% compared with 0.74% and 0.93%, respectively, for the years ended December 31, 2000 and 1999. Return on average equity ("ROE") is determined by dividing annual net earnings by average shareholders' equity and indicates how effectively a company can generate net income on the capital invested by its shareholders. For the year ended December 31, 2001, the Company's ROE was 17.12% compared with 13.21% and 15.80%, respectively, for the years ended December 31, 2000 and 1999.

Analysis of Results of Operations

The Company's results of operations depend primarily on net interest income, which is the difference between the interest income from earning assets, such as loans and investments, and the interest expense incurred on interest-bearing liabilities, such as deposits and other borrowings. The Company also generates non-interest income, including service charges on deposit accounts, mortgage lending income, other charges and fees, trust income, and gains on sales of assets.

The Company's non-interest expenses primarily consist of employee compensation and benefits, occupancy, equipment, and other operating expenses. The Company's results of operations are also significantly affected by its provision for loan losses. The following discussion provides a summary of the Company's operations for the past three years.

Net Interest Income

Net interest income is analyzed in the discussion and tables below on a fully taxable equivalent ("FTE") basis. The adjustment to convert certain income to an FTE basis consists of dividing tax-exempt income by one minus the statutory federal income tax rate (34%).

2001 compared to 2000

Net interest income (FTE) increased 23.3% to $30.5 million for 2001 compared to $24.8 million in 2000. Net interest margin, on a fully taxable equivalent basis, improved to 4.05% in 2001 compared to 3.27% in 2000, an increase of 78 basis points. Beginning in late 2000 and continuing throughout 2001, the Company sought to improve financial performance by changing its mix of both assets and deposits. From 2000 to 2001 the Company's average balance of loans increased $58.1 million and the average balance of securities declined $62.6 million. This change in earning asset mix resulted in the yield on total earning assets declining only 8 basis points while loan yields declined 21 basis points. Additionally, interest-bearing liability costs declined as a result of a change in deposit mix and a general decline in interest rates during the year. From 2000 to 2001, the average balance of CD's declined $43.4 million and lower costing savings and interest-bearing transaction accounts average balances increased $54.6 million. This change in interest-bearing deposit mix, combined with the general decline in interest rates during 2001, resulted in an 87 basis point reduction in both the cost of interest-bearing deposits and total interest-bearing liabilities. This reduction was the most significant contributor to the increase in net interest income and net interest margin during 2001.

2000 compared to 1999

Net interest income (FTE) increased modestly to $24.8 million in 2000 from $24.7 million in 1999, a 0.1% increase. While average earning assets increased 15.3% from 1999 to 2000, net interest income (FTE) increased very little primarily as a result of the narrowing of interest rate spreads as increases in deposit and borrowing cost exceeded increases in loan and other earning asset yields. Thus, an increase in net interest income usually associated with growth in average earning assets did not occur due to the decline in interest rate spreads. The Company's net interest margin declined from 3.77% for 1999 to 3.27% for 2000. The Company experienced strong competition for loans and deposits during 2000 which resulted in the Company's average loan yields increasing only 12 basis points compared to 1999 while deposit and borrowing costs increased 74 basis points in 2000 compared to 1999. These competitive conditions, coupled with the Company's liability sensitive balance sheet and 2000's rising rate environment, were the principal factors in the decline in the Company's net interest margin in 2000.

Analysis of Net Interest Income

(FTE = Fully Taxable Equivalent)

	Year Ended December 31,		
	2001	2000	1999
		(Dollars in thousands)	
Interest income	$60,119	$60,752	$51,575
FTE adjustment	813	1,098	947
Interest income—FTE	60,932	61,850	52,522
Interest expense	30,414	37,089	27,782
Net interest income—FTE	$30,518	$24,761	$24,740
Yield on interest earning assets—FTE	8.09%	8.17%	8.00%
Cost of interest-bearing liabilities	4.50	5.37	4.63
Net interest spread—FTE	3.59	2.80	3.37
Net interest margin—FTE	4.05	3.27	3.77

The following table sets forth certain information relating to the Company's net interest income for the years ended December 31, 2001, 2000 and 1999. The yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods shown except where otherwise noted. Average balances are derived from daily average balances for assets and liabilities. The average balance of loans receivable includes loans on which the Company has discontinued accruing interest. The yields and costs include amortization of certain deferred fees and origination costs, capitalization of interest on construction projects and late fees. These are considered adjustments to yields or rates.

Average Consolidated Balance Sheets and Net Interest Analysis

	Year Ended December 31,								
	2001			2000			1999		
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
ASSETS				(Dollars in thousands)					
Earning assets:									
Interest-bearing deposits and federal funds sold	$ 931	$ 49	5.25%	$ 282	$ 17	6.11%	$ 841	$ 45	5.26%
Investment securities:									
Taxable	173,329	11,203	6.46	225,515	15,331	6.80	194,511	12,847	6.61
Tax-exempt—FTE	29,412	2,125	7.23	39,875	2,960	7.42	36,938	2,538	6.87
Loans—FTE (net of unearned income)	549,497	47,555	8.65	491,390	43,542	8.86	424,339	37,092	8.74
Total earning assets	753,169	60,932	8.09	757,062	61,850	8.17	656,629	52,522	8.00
Non-earning assets	60,744			61,135			53,011		
Total assets	$813,913			$818,197			$709,640		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Interest-bearing liabilities:									
Deposits:									
Savings and interest-bearing transaction	$165,923	$ 3,754	2.26%	$111,283	$ 3,285	2.95%	$ 105,980	$ 2,756	2.60%
Time deposits of $100,000 or more	207,273	10,702	5.16	224,231	13,471	6.01	177,938	8,892	5.00
Other time deposits	205,328	10,844	5.28	231,764	12,945	5.59	239,707	12,183	5.08
Total interest-bearing deposits	578,524	25,300	4.37	567,278	29,701	5.24	523,625	23,831	4.55
Repurchase agreements with customers	16,919	537	3.17	12,536	680	5.42	2,991	132	4.40
Other borrowings	79,787	4,577	5.74(1)	111,312	6,708	6.03(1)	73,717	3,819	5.18(1)
Total interest-bearing liabilities	675,230	30,414	4.50	691,126	37,089	5.37	600,333	27,782	4.63
Non-interest liabilities:									
Non-interest bearing deposits	65,368			60,636			54,782		
Other non-interest liabilities	3,731			3,462			3,085		
Total liabilities	744,329			755,224			658,200		
Trust preferred securities	17,250			17,250			9,452		
Stockholders' equity	52,334			45,723			41,988		
Total liabilities and stockholders' equity	$813,913			$818,197			$709,640		
Interest rate spread—FTE			3.59%			2.80%			3.37%
Net interest income—FTE		$ 30,518			$24,761			$24,740	
Net interest margin—FTE			4.05%			3.27%			3.77%

(1) This rate is impacted by the capitalization of interest on construction projects in the amount of $53, $52 and $51 for the years ended December 31, 2001, 2000 and 1999, respectively. In the absence of this capitalization these percentages would have been 5.80%, 6.07% and 5.25% for the years ended December 31, 2001, 2000 and 1999, respectively.

The following table reflects how changes in the volume of interest earning assets and interest-bearing liabilities and changes in interest rates have affected the Company's interest income and interest expense during the periods indicated. Information is provided in each category with respect to changes attributable to (1) changes in volume (changes in volume multiplied by prior rate); (2) changes in rate (changes in rate multiplied by prior volume); and (3) changes in rate/volume (changes in rate multiplied by change in volume). The changes attributable to the combined impact of volume and rate have all been allocated to the changes due to volume.

Analysis of Changes in Net Interest Income

	2001 over 2000			2000 over 1999		
	Volume	Yield/ Rate	Total	Volume	Yield/ Rate	Total
			(Dollars in thousands)			
Increase (decrease) in:						
Interest income—FTE:						
Interest-bearing deposits						
and federal funds sold	$ 34	$ (2)	$ 32	$ (34)	$ 6	$ (28)
Investment securities:						
Taxable	(3,373)	(755)	(4,128)	2,108	376	2,484
Tax-exempt—FTE	(756)	(79)	(835)	218	204	422
Loans (net of unearned income)	5,029	(1,016)	4,013	5,941	509	6,450
Total interest income—FTE	934	(1,852)	(918)	8,233	1,095	9,328
Interest expense:						
Savings and interest-bearing transaction	1,236	(767)	469	157	372	529
Time deposits of $100,000 or more	(876)	(1,893)	(2,769)	2,781	1,798	4,579
Other time deposits	(1,396)	(705)	(2,101)	(444)	1,206	762
Repurchase agreements with customers	139	(282)	(143)	518	30	548
Other borrowings	(1,808)	(323)	(2,131)	2,266	623	2,889
Total interest expense	(2,705)	(3,970)	(6,675)	5,278	4,029	9,307
Increase (decrease) in net interest						
income—FTE	$3,639	$2,118	$5,757	$2,955	$(2,934)	$ 21

Non-Interest Income

The Company's non-interest income can primarily be broken down into five main sources: (1) service charges on deposit accounts, (2) mortgage lending income, (3) other charges and fees including appraisal fees and commissions from the sale of credit related insurance products, (4) trust income and (5) gains on sales of assets.

Non-interest income for the year ended December 31, 2001 increased 32.7% to $7.4 million compared with $5.5 million in 2000. Non-interest income was $5.1 million in 1999. During 2001 the Company benefited from strong growth in service charges on deposit accounts which increased 11.7% from 2000. In 2001 the Company continued and intensified its efforts to add new transaction, savings and money market deposit customers. These efforts contributed to growth in service charges on deposit accounts. During 2001 the Company's non-CD deposits accounted for 35.9% of total average deposits, an improvement from 27.4% in 2000. Non-CD deposits increased throughout 2001 and were 45.5% of total average deposits for the fourth quarter of 2001. The Company benefited from good 2001 mortgage lending income as a result of a favorable mortgage rate environment and a high level of refinancing activity.

The table below shows non-interest income for the years ended December 31, 2001, 2000 and 1999.

Non-Interest Income

	Year Ended December 31,		
	2001	2000	1999
		(Dollars in thousands)	
Service charges on deposit accounts	$3,776	$3,380	$2,499
Mortgage lending income	1,920	849	1,306
Other charges and fees	574	620	630
Trust income	604	592	479
Brokerage fee income	108	61	-
Gain (loss) on sales	2	(38)	12
Gain on sale of securities	153	-	69
Other	216	78	152
Total non-interest income	$7,353	$5,542	$5,147

Non-Interest Expense

Non-interest expense consists of salaries and employee benefits, occupancy, equipment and other operating expenses. Non-interest expense for the year ended December 31, 2001 increased 12.2% to $19.0 million compared with $17.0 million in 2000. Non-interest expense was $16.5 million in 1999. The increase in non-interest expense in 2001 primarily resulted from the Company's continued growth and expansion, and increased bonus accruals as a result of the Company's improved performance. The number of full time equivalent employees as of December 31, 2001 was 327, a 12% increase from 292 as of the end of the previous year.

As a result of the Company's continuing efforts to control non-interest expenses, the Company's efficiency ratio (non-interest expense divided by the sum of net interest income on a tax equivalent basis and non-interest income) was 50.3% for the year ended December 31, 2001 compared to 56.0% in 2000 and 55.1% in 1999.

The table below shows non-interest expense for the years ended December 31, 2001, 2000 and 1999.

Non-Interest Expense

	Year Ended December 31,		
	2001	2000	1999
	(Dollars in thousands)		
Salaries and employee benefits	$10,551	$ 8,928	$ 8,752
Net occupancy and equipment expense	3,098	2,910	2,655
Other real estate and foreclosure expense	526	592	358
Other operating expense:			
Professional and outside services	375	315	319
Postage	326	255	286
Telephone	490	478	418
Data lines	238	236	186
Operating supplies	543	487	513
Advertising and public relations	583	551	612
Directors' fees	118	103	121
Software expense	374	409	301
ATM expense	306	236	178
FDIC and state assessments	259	238	217
Business development, meals and travel	136	136	147
Amortization of goodwill	90	90	90
Amortization of other intangibles	151	169	172
Other	866	831	1,139
Total non-interest expense	$19,030	$16,964	$16,464

Income Taxes

The provision for income taxes was $4.1 million for the year ended December 31, 2001 compared to $2.3 million in 2000 and $2.5 million in 1999. The effective income tax rates were 31.3%, 27.5% and 27.4%, respectively, for 2001, 2000 and 1999.

The effective tax rates for these years are below the statutory tax rates because of state income tax recoveries in 2001 and 1999 and the large portfolio of investments in tax-exempt securities, including securities exempt from both federal and Arkansas income taxes as well as certain federal agency securities exempt solely from Arkansas income taxes. In the years 2000 and 1999 the Company incurred no Arkansas income tax due to the large amount of interest income exempt from Arkansas income taxes. The Company began incurring Arkansas income tax expense in 2001 as a result of a reduction in its interest income exempt from Arkansas income tax combined with an increase in the level of its taxable income.

Analysis of Financial Condition

Loan Portfolio

At December 31, 2001 the Company's loan portfolio was $616.0 million, an increase of 20.7% from $510.5 million at December 31, 2000. As of December 31, 2001 the Company's loan portfolio consisted of approximately 75.5% real estate loans, 9.1% consumer loans, 12.7% commercial and industrial loans and 2.1% agricultural loans (non-real estate).

The amount and type of loans outstanding are reflected in the following table.

Loan Portfolio

	December 31,				
	2001	2000	1999	1998	1997
	(Dollars in thousands)				
Real estate:					
Residential 1-4 family	$167,559	$144,920	$136,856	$121,539	$ 96,943
Non-farm/non-residential	180,257	134,726	101,766	76,563	41,710
Agricultural	45,303	38,808	20,396	19,463	13,443
Construction/land development	51,140	42,354	28,294	23,305	16,257
Multifamily residential	20,850	8,367	4,687	6,207	3,897
Total real estate	465,109	369,175	291,999	247,077	172,250
Consumer	55,805	58,430	81,753	66,407	53,233
Commercial and industrial	78,324	63,799	70,012	52,192	37,470
Agricultural (non-real estate)	12,866	14,605	19,947	20,068	10,824
Other	3,972	4,535	3,420	1,782	1,686
Total loans	$616,076	$510,544	$467,131	$387,526	$275,463

The following table reflects loans grouped by remaining maturities at December 31, 2001 by type and by fixed or floating interest rates. This table is based on actual maturities and does not reflect amortizations, projected paydowns or the earliest repricing for floating rate loans. Many loans have principal paydowns scheduled in periods prior to the period in which they mature. Also many variable rate loans are subject to repricing in periods prior to the period in which they mature.

Loan Maturities

	1 Year or Less	Over 1 Year Through 5 Years	Over 5 Years	Total
	(Dollars in thousands)			
Real estate	$112,527	$295,073	$57,509	$465,109
Consumer	13,719	40,924	1,162	55,805
Commercial, industrial and agricultural	46,650	43,554	986	91,190
Other	846	505	2,621	3,972
	$173,742	$380,056	$62,278	$616,076
Fixed rate	$136,747	$353,100	$37,738	$527,585
Floating rate	36,995	26,956	24,540	88,491
	$173,742	$380,056	$62,278	$616,076

The following table reflects loans as of December 31, 2001 grouped by expected amortizations, expected paydowns or the earliest repricing opportunity for floating rate loans. This cash flow or repricing schedule approximates the Company's ability to reprice loans or the ability to utilize loan principal repayments for new loans, other investments or repayment of borrowings.

Loan Cash Flows or Repricing

	1 Year or Less	Over 1 Year Through 5 Years	Over 5 Years	Total
		(Dollars in thousands)		
Fixed rate	$237,091	$278,455	$12,039	$527,585
Floating rate	82,431	5,589	471	88,491
	$319,522	$284,044	$12,510	$616,076

Nonperforming Assets

Nonperforming assets consist of (1) nonaccrual loans, (2) accruing loans 90 days or more past due, (3) certain restructured loans providing for a reduction or deferral of interest or principal because of a deterioration in the financial position of the borrower and (4) real estate or other assets that have been acquired in partial or full satisfaction of loan obligations or upon foreclosure.

The Company generally places a loan on nonaccrual status when payment of principal or interest is contractually past due 90 days, or earlier when doubt exists as to the ultimate collection of principal and interest. The Company continues to accrue interest on certain loans contractually past due 90 days if such loans are both well secured and in the process of collection. At the time a loan is placed on nonaccrual status, interest previously accrued but uncollected is generally reversed and charged against interest income. If a loan is determined to be uncollectible, the portion of the loan principal determined to be uncollectible will be charged against the allowance for loan losses. Interest income on nonaccrual loans is recognized on a cash basis when and if actually collected.

Nonperforming loans as a percent of total loans was 0.29% at year-end 2001 compared to 0.37% and 0.42%, respectively, at years-end 2000 and 1999. Nonperforming assets as a percent of total assets was 0.28% as of year-end 2001 compared to 0.42% and 0.53%, respectively, as of years-end 2000 and 1999. During the third quarter of 2000 the Company transferred a large credit to other real estate owned and took a significant charge-off of $787,000. During the fourth quarter of 2000 and the year of 2001 the Company completed the sale of these properties, recognizing a net gain of $23,000 in 2001. These and other sales resulted in a reduction of foreclosed assets held for sale and repossessed assets from $1.6 million at year-end 2000 to $661,000 at year-end 2001.

The following table presents information concerning nonperforming assets including nonaccrual and restructured loans and foreclosed assets held for sale.

Nonperforming Assets

	December 31,				
	2001	2000	1999	1998	1997
			(Dollars in thousands)		
Nonaccrual loans	$1,806	$1,880	$1,972	$2,708	$664
Accruing loans 90 days or more past due	-	-	-	21	35
Restructured loans	-	-	-	-	-
Total nonperforming loans	1,806	1,880	1,972	2,729	699
Foreclosed assets held for sale and repossessions[1]	661	1,600	2,238	314	136
Total nonperforming assets	$2,467	$3,480	$4,210	$3,043	$835
Nonperforming loans to total loans	0.29%	0.37%	0.42%	0.70%	0.25%
Nonperforming assets to total assets	0.28	0.42	0.53	0.50	0.24

(1) Foreclosed assets held for sale and repossessions are generally written down to estimated market value at the time of transfer from the loan portfolio. The value of such assets is reviewed from time to time throughout the holding period with the value adjusted to the then estimated market value, if lower, until disposition.

An analysis of the allowance for loan losses for the periods indicated is shown in the table below.

Allowance and Provision for Loan Losses

	Year Ended December 31,				
	2001	2000	1999	1998	1997
	(Dollars in thousands)				
Balance, beginning of period	$6,606	$6,072	$4,689	$3,737	$3,019
Loans charged off:					
Real estate:					
Residential 1-4 family	306	690	260	75	35
Non-farm/non-residential	112	121	8	18	-
Agricultural	9	10	3	-	-
Construction/land development	41	-	115	-	-
Multifamily residential	-	79	-	-	-
Total real estate	468	900	386	93	35
Consumer	452	549	516	633	434
Commercial and industrial	463	443	271	423	-
Agricultural (non-real estate)	37	106	52	-	-
Total loans charged off	1,420	1,998	1,225	1,149	469
Recoveries of loans previously charged off:					
Real estate:					
Residential 1-4 family	20	39	4	9	5
Non-farm/non-residential	9	44	-	-	-
Agricultural	-	1	-	-	2
Construction/land development	1	-	2	-	-
Multifamily residential	-	-	-	-	-
Total real estate	30	84	6	9	7
Consumer	84	74	111	55	39
Commercial and industrial	11	48	6	11	2
Agricultural (non-real estate)	-	1	-	-	-
Total recoveries	125	207	123	75	48
Net loans charged off	1,295	1,791	1,102	1,074	421
Provision charged to operating expense	3,401	2,325	2,485	2,026	1,139
Balance, end of period	$8,712	$6,606	$6,072	$4,689	$3,737
Net charge-offs to average loans outstanding during the periods indicated	0.24%	0.36%	0.26%	0.33%	0.17%
Allowance for loan losses to total loans	1.41	1.29	1.30	1.21	1.36
Allowance for loan losses to nonperforming loans	482.39	351.38	307.91	171.82	534.62

The amounts of provisions to the allowance for loan losses are based on management's judgment and evaluation of the loan portfolio utilizing objective and subjective criteria. The objective criteria utilized by the Company to assess the adequacy of its allowance for loan losses and required additions to such reserve are (1) an internal grading system, (2) a peer group analysis and (3) a historical analysis. In addition to these objective criteria, the Company subjectively assesses adequacy of the allowance for loan losses and the need for additions thereto, with consideration given to the nature and volume of the portfolio, overall portfolio quality, review of specific problem loans, national, regional and local business and economic conditions that may affect the borrowers' ability to pay or the value of collateral securing the loans, and other relevant factors. The Company's allowance for loan losses increased to $8,712,000 at December 31, 2001, or 1.41% of total loans, compared with $6,606,000, or 1.29% of total loans, at December 31, 2000. While management believes the current allowance is adequate, changing economic and other conditions may require future adjustments to the allowance for loan losses.

The Company's internal grading system analysis assigns grades to all loans except residential 1-4 family loans and consumer installment loans. Graded loans are assigned to one of seven risk grades, with each grade being assigned a specific allowance allocation percentage. The loan grade for each individual loan is determined by the loan officer at the time it is made and changed from time to time to reflect an ongoing assessment of loan risk. Loan grades are reviewed on specific loans from time to time by senior management and as part of the Company's internal loan review process. Residential 1-4 family and consumer installment loans are assigned an allowance allocation percentage based on past due status.

Allowance allocation percentages for the various risk grades and past due categories are determined by management and may be changed periodically. In determining these allowance allocation percentages, management considers historical loss percentages for risk rated loans, consumer loans and residential 1-4 family loans. In addition to this historical data, management considers subjective factors such as national and local economic conditions. The sum of all allowance amounts determined by this methodology, combined with a reasonable unallocated allowance determined by management, is utilized as the primary indicator of the appropriate level of allowance for loan losses.

The unallocated allowance compensates for the uncertainty in estimating loan losses including factors and conditions that may not be fully reflected in the determination of the allowance allocation percentages. The factors and conditions evaluated in determining the appropriate unallocated allowance may include the following: (1) general economic and business conditions affecting our key lending areas, (2) credit quality trends (including trends in nonperforming loans expected to result from existing conditions), (3) trends that could affect collateral values, (4) loan volumes and concentrations, (5) seasoning of the loan portfolio, (6) specific industry conditions affecting portfolio segments, (7) recent loss experience in particular segments of the portfolio, (8) duration of the current business cycle, (9) bank regulatory examination results and (10) findings of our internal loan review department.

In addition to the internal grading system analysis, the Company compares the allowance for loan losses (as a percentage of total loans) maintained by its subsidiary bank to the peer group average percentage as shown on the most recently available FDIC Uniform Bank Performance Report and the Federal Reserve Bank's Uniform Bank Holding Company Report. The Company also compares the allowance for loan loss to the bank's historical cumulative net charge-offs for the five preceding calendar years.

Although the Company does not determine the overall allowance based upon the amount of loans in a particular type or category (except in the case of residential 1-4 family and consumer installment loans), risk elements attributable to particular loan types or categories are considered in assigning loan grades to individual loans. These risk elements include the following: (1) for non-farm/non-residential loans, multifamily residential loans, and agricultural real estate loans, the debt service coverage ratio (income from the property in excess of operating expenses compared to loan payment requirements), operating results of the owner in the case of owner-occupied properties, the loan to value ratio, the age and condition of the collateral and the volatility of income, property value and future operating results typical of properties of that type; (2) for construction and land development loans, the perceived feasibility of the project including the ability to sell developed lots or improvements constructed for resale or ability to lease property constructed for lease, the quality and nature of contracts for presale or preleasing, if any, experience and ability of the developer and loan to value ratios; (3) for commercial and industrial loans, the operating results of the commercial, industrial or professional enterprise, the borrower's business, professional and financial ability and expertise, the specific risks and volatility of income and operating results typical for businesses in that category and the value, nature and marketability of collateral; and (4) for non-real estate agricultural loans, the operating results, experience and ability of the borrower, historical and expected market conditions and the value, nature and marketability of collateral. In addition, for each category the Company considers secondary sources of income and the financial strength of the borrower and any guarantors.

The Board of Directors reviews the allowance on a quarterly basis to determine whether the amount of monthly provisions are adequate or whether additional provisions should be made to the allowance. The allowance is determined by management's assessment and grading of individual loans in the case of loans other than residential 1-4 family and consumer installments and specific allowances made for other categories of loans. The total allowance amount is available to absorb losses across the Company's entire portfolio.

The following table sets forth the sum of the amounts of the allowance for loan losses attributable to individual loans within each loan category, or loan categories in general, and unallocated allowance. The table also reflects the percentage of loans in each category to the total portfolio of loans for each of the periods indicated. These allowance amounts have been computed using the Company's grading system analysis. The amounts shown are not necessarily indicative of the actual future losses that may occur within particular loan categories.

Allocation of the Allowance for Loan Losses

	December 31,									
	2001		2000		1999		1998		1997[1]	
	Allowance	% of Loans	Allowance	% of Loans	Allowance	% of Loans	Allowance	% of Loans	Allowance	% of Loans
	(Dollars in thousands)									
Real estate:										
Residential 1-4 family	$ 929	27.2%	$ 430	28.4%	$ 478	29.2%	$ 532	31.4%	$1,116	35.2%
Non-farm/non-residential	2,177	29.3	1,499	26.4	1,067	21.8	801	19.7	423	15.2
Agricultural	591	7.3	517	7.6	302	4.4	231	5.0	152	4.9
Construction/land development	614	8.3	456	8.3	321	6.1	267	6.0	163	5.9
Multifamily	227	3.4	95	1.6	57	1.0	63	1.6	41	1.4
Consumer	986	9.1	883	11.4	1,313	17.5	1,236	17.1	372	19.3
Commercial and industrial	896	12.7	859	12.5	808	15.0	610	13.5	412	13.6
Agricultural (non-real estate)	166	2.1	199	2.9	322	4.3	257	5.2	114	3.9
Other	479	0.6	326	0.9	225	0.7	179	0.5	248	0.6
Unallocated allowance	1,647		1,342		1,179		513		696	
	$8,712	100.0%	$6,606	100.0%	$6,072	100.0%	$4,689	100.0%	$3,737	100.0%

(1) The allocation of the allowance by loan type as of December 31, 1997 is presented based on the Company's previous methodology as information is not available to restate this allocation.

The Company maintains an internally classified loan list that, along with the list of nonaccrual or nonperforming loans, helps management assess the overall quality of the loan portfolio and the adequacy of the allowance. Loans classified as "substandard" are loans with clear and defined weaknesses such as highly leveraged positions, unfavorable financial ratios, uncertain repayment sources or poor financial condition which may jeopardize recoverability of the loan. Loans classified as "doubtful" are those loans that have characteristics similar to substandard loans, but also have an increased risk that a loss may occur or at least a portion of the loan may require a charge-off if liquidated. Although loans classified as substandard do not duplicate loans classified as doubtful, both substandard and doubtful loans may include some loans that are past due at least 90 days, are on nonaccrual status or have been restructured. Loans classified as "loss" are loans that are in the process of being charged off. At December 31, 2001, substandard loans not designated as nonaccrual or 90 days past due totaled $1.7 million. No loans were designated as doubtful or loss at December 31, 2001.

Administration of the subsidiary bank's lending function is the responsibility of the Chief Executive Officer and certain senior lenders. Such officers perform their lending duties subject to the oversight and policy direction of the Board of Directors and various loan committees. Loan authority is granted to the Chief Executive Officer and certain other executive officers as determined appropriate by the Board of Directors. Loan authorities of other lending officers are assigned by the Chief Executive Officer.

Loans and aggregate loan relationships exceeding $1.5 million up to the lending limit of the bank are authorized by the loan committee which consists of any five directors. The Board of Directors reviews on a monthly basis reports of loan originations, loan commitments over $100,000, past due loans, internally classified and watch list loans and a summary of the activity in the Company's allowance for loan losses.

The Company's compliance and loan review officers are responsible for serving the bank subsidiary of the Company in the loan review and compliance areas. Periodic reviews are scheduled for the purpose of evaluating asset quality and effectiveness of loan administration. The compliance and loan review officers prepare loan review reports which identify deficiencies, establish recommendations for improvement, and outline management's proposed action plan for curing the deficiencies. These reports are provided to the audit committee, which consists of three non-employee independent members of the Board of Directors.

The Company's allowance for loan losses exceeds its cumulative historical net charge-off experience for the last five years. However, the allowance is considered reasonable given the significant growth in the loan portfolio during recent years, key allowance and nonperforming loan ratios and comparisons to industry averages.

Based on these procedures, management believes that the allowance of $8,712,000 at December 31, 2001 is adequate. The allowance for loan losses was 1.41% of loans at December 31, 2001 compared to 1.29% at December 31, 2000.

Provision for Loan Losses: The amounts of provision to the allowance for loan losses are based on management's judgment and evaluation of the loan portfolio utilizing the criteria discussed above. The provision for 2001 was $3.4 million compared to $2.3 million in 2000 and $2.5 million in 1999.

Investments and Securities

The Company's securities portfolio is the second largest component of earning assets and provides a significant source of revenue for the Company. The following table presents the book value and the fair value of investment securities for each of the dates indicated.

Investment Securities

	December 31,					
	2001		2000		1999	
	Book Value[1]	Fair Value[2]	Book Value[1]	Fair Value[2]	Book Value[1]	Fair Value[2]
	(Dollars in thousands)					
Securities of U.S. Government agencies	$ 70,177	$ 70,177	$195,771	$192,107	$215,713	$202,947
Mortgage-backed securities	91,234	91,234	174	174	192	192
Obligations of states and political subdivisions	18,120	18,152	43,135	43,092	39,705	39,665
Other securities	7,636	7,642	14,136	14,142	7,785	7,782
Total	$187,167	$187,205	$253,216	$249,515	$263,395	$250,586

(1) Book value for available-for-sale securities equals their original cost adjusted for unrealized gains or losses as reflected in the Company's financial statements.

(2) The fair value of the Company's investment securities is based on quoted market prices where available. If quoted market prices are not available, fair values are based on market prices for comparable securities.

The following table reflects the maturity distribution of the Company's investment securities, at book value, as of December 31, 2001 and weighted average yields (for tax-exempt obligations on a fully taxable equivalent basis assuming a 34% tax rate) of such securities. The maturity for all securities are shown based on their contractual maturity date, except (1) equity securities with no contractual maturity date which are shown in the longest maturity category and (2) mortgage-backed securities which are allocated among various maturities based on an estimated repayment schedule utilizing Bloomberg median prepayment speeds. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Maturity Distribution of Investment Securities

	1 Year or Less	Over 1 Year Thru 5 Years	Over 5 Years Thru 10 Years	Over 10 Years	Total	Fair Value
	(Dollars in thousands)					
Securities of U.S. Government agencies[1]	$ -	$ 60,168	$10,009	$ -	$ 70,177	$ 70,177
Mortgage-backed securities[2]	14,670	54,607	15,569	6,388	91,234	91,234
Obligations of states and political subdivisions[3]	514	1,716	1,429	14,461	18,120	18,152
Other securities[4]	-	-	-	7,636	7,636	7,642
Total	$15,184	$116,491	$27,007	$28,485	$187,167	$187,205
Percentage of total	8.11%	62.24%	14.43%	15.22%	100.00%	
Weighted average yield (FTE)[5]	6.10	5.39	6.03	6.51	5.71	

(1) All federal agency securities held by the Company have certain rights which allow the issuer to call or prepay the obligation without prepayment penalties.

(2) For purposes of this maturity distribution schedule mortgage-backed securities have been allocated among estimated repayment periods based on Bloomberg median prepayment speeds as of January 23, 2002.

(3) Includes approximately $1.0 million of securities earning interest at floating rates repricing semi-annually.

(4) Includes approximately $4.7 million of Federal Home Loan Bank stock which has historically paid quarterly dividends at a variable rate approximating the federal funds rate.

(5) The weighted average yields (FTE) are based on book value.

Deposits

The Company's bank subsidiary's lending and investing activities are funded primarily by deposits, approximately 53.7% of which were time deposits and 46.3% of which were demand and savings deposits at December 31, 2001. Interest-bearing deposits other than time deposits consist of transaction, savings and money market accounts. These deposits comprise 35.6% of total deposits at December 31, 2001. Non-interest bearing demand deposits at December 31, 2001, constituted approximately 10.7% of total deposits. The Company had $3.5 million of brokered deposits at December 31, 2001.

Average Deposit Balances and Rates

	Year Ended December 31,					
	2001		2000		1999	
	Average Amount	Average Rate Paid	Average Amount	Average Rate Paid	Average Amount	Average Rate Paid
	(Dollars in thousands)					
Non-interest bearing accounts	$ 65,368	-	$ 60,636	-	$ 54,782	-
Interest-bearing accounts:						
Transaction (NOW)	102,318	2.30%	55,452	2.47%	51,615	2.21%
Savings	18,745	1.14	16,586	2.06	15,702	1.97
Money market	44,860	2.63	39,245	4.01	38,663	3.38
Time deposits less than $100,000	205,328	5.28	231,764	5.59	239,707	5.08
Time deposits $100,000 or more	207,273	5.16	224,231	6.01	177,938	5.00
Total deposits	$643,892		$627,914		$578,407	

The following table sets forth by time remaining to maturity, time deposits in amounts of $100,000 or more at December 31, 2001.

Maturity Distribution of Time Deposits of $100,000 and Over

Maturity	December 31, 2001 (Dollars in thousands)
3 months or less	$94,079
Over 3 to 6 months	60,751
Over 6 to 12 months	32,956
Over 12 months	2,829

Interest Rate Sensitivity

The Company's interest rate risk management is the responsibility of the Asset/Liability Management Committee, which reports to the Board of Directors. This committee establishes policies that monitor and coordinate the Company's sources, uses and pricing of funds. The committee is also involved with management in the Company's planning and budgeting process.

The Company regularly reviews its exposure to changes in interest rates. Among the factors considered are changes in the mix of earning assets and interest-bearing liabilities, interest rate spreads and repricing periods. Typically, the committee reviews on at least a quarterly basis the bank subsidiary's relative ratio of rate sensitive assets to rate sensitive liabilities and the related cumulative gap for different time periods. Additionally, the committee and management utilize a simulation model in assessing the Company's interest rate sensitivity.

This simulation modeling process projects a baseline net interest income (assuming no changes in interest rate levels) and estimates changes to that baseline net interest income resulting from changes in interest rate levels. The Company relies primarily on the results of this model in evaluating its interest rate risk. In addition to the data in the gap table presented below, this model incorporates a number of additional factors. These factors include: (1) the expected exercise of call features on various assets and liabilities, (2) the expected rates at which various rate sensitive assets and liabilities will reprice, (3) the expected growth in various interest earning assets and interest-bearing liabilities and the expected interest rates on such new assets and liabilities, (4) the expected relative movements in different interest rate indexes which are used as the basis for pricing or repricing various assets and liabilities, (5) existing and expected contractual cap and floor rates on various assets and liabilities, (6) expected changes in administered rates on interest-bearing transaction, savings, money market and time deposit accounts and the expected impact of competition on the pricing or repricing of such accounts and (7) other factors. Inclusion of these factors in the model is intended to more accurately project the Company's changes in net interest income resulting from an immediate and sustained parallel shift in interest rates of up 100 basis points (bps), up 200 bps, down 100 bps and down 200 bps. While the Company believes this model provides a more accurate projection of its interest rate risk, the model includes a number of assumptions and predictions which may or may not be correct and may impact the model results. These assumptions and predictions include inputs to compute baseline net interest income, growth rates, competition and a variety of other factors that are difficult to accurately predict. Accordingly, there can be no assurance the simulation model will reflect future results.

The following table presents the simulation model's projected impact of an immediate and sustained parallel shift in interest rates on the projected baseline net interest income for a twelve month period commencing January 1, 2002. A parallel shift in the interest rates is an arbitrary assumption which fails to take into account changes in the slope of the yield curve.

Change in Interest Rates (in bps)	% Change in Projected Baseline Net Interest Income
+200	(6.2)%
+100	(2.5)
-100	(2.5)
-200	(6.6)

In the event of a shift in interest rates, management may take certain actions intended to mitigate the negative impact to net interest income or to maximize the positive impact to net interest income. These actions may include, but are not limited to, restructuring of earning assets and interest-bearing liabilities, seeking alternative funding sources or investment opportunities and modifying the pricing or terms of loans and deposits.

The Company's simple static gap analysis is shown in the following table. At December 31, 2001 the cumulative ratios of rate sensitive assets to rate sensitive liabilities at six months and one year, respectively, were 52.5% and 61.2%. A financial institution is considered to be liability sensitive, or as having a negative gap, when the amount of its interest-bearing liabilities maturing or repricing within a given time period exceeds the amount of its interest earning assets also maturing or repricing within that time period. Conversely, an institution is considered to be asset sensitive, or as having a positive gap, when the amount of its interest-bearing liabilities maturing and repricing is less than the amount of its interest earning assets also maturing or repricing during the same period. Generally, in a falling interest rate environment, a negative gap should result in an increase in net interest income, and in a rising interest rate environment this negative gap should adversely affect net interest income. The converse would be true for a positive gap. Due to inherent limitations in any static gap analysis and since conditions change on a daily basis, these expectations may not reflect future results.

Rate Sensitive Assets and Liabilities

	December 31, 2001					
	Rate Sensitive Assets	Rate Sensitive Liabilities	Period Gap	Cumulative Gap	Cumulative Gap to Total RSA(1)	Cumulative RSA(1) to RSL(2)
	(Dollars in thousands)					
Immediate to 6 months	$248,567	$473,585	$(225,018)	$(225,018)	(28.01)%	52.49%
7 months—12 months	93,393	85,009	8,384	(216,634)	(26.96)	61.22
1—2 years	146,232	52,495	93,737	(122,897)	(15.30)	79.89
2—3 years	116,569	2,444	114,125	(8,772)	(1.09)	98.57
3—4 years	134,689	1,348	133,341	124,569	15.50	120.26
4—5 years	9,112	16,715	(7,603)	116,966	14.56	118.52
Over 5 years	54,899	89,249	(34,350)	82,616	10.28	111.46
Total	$803,461	$720,845	$ 82,616			

(1) Rate Sensitive Assets

(2) Rate Sensitive Liabilities

The data used in the table above is based on contractual repricing dates for variable or adjustable rate instruments except for interest-bearing Now accounts (except MaxYield™) and regular savings accounts of which 50% are reflected as repricing pro rata during the first two years with the remaining 50% distributed over future periods. Callable investments or borrowings are scheduled on their contractual maturity unless the Company has received notification the investment or borrowing will be called. In the event the Company has received notification of call, the investment or borrowing is placed in the fixed rate category for the time period in which the call occurs or is expected to occur. Mortgage-backed securities are scheduled over maturity periods based on Bloomberg median estimated prepayment speeds as of January 23, 2002. Other financial instruments are scheduled based on their contractual maturity. This simple gap analysis gives no consideration to a number of factors which can have a material impact on the Company's interest rate risk position. Such factors include among other things, call features on certain assets and liabilities, prepayments, interest rate floors and caps on various assets and liabilities, the current interest rates on assets and liabilities to be repriced in each period, and the relative changes in interest rates on different types of assets and liabilities.

Impact of Inflation and Changing Prices

The Consolidated Financial Statements and related Notes presented elsewhere in the report have been prepared in accordance with accounting principles generally accepted in the United States. This requires the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Capital Compliance

Bank regulatory authorities in the United States impose certain capital standards on all bank holding companies and banks. These capital standards require compliance with certain minimum "risk-based capital ratios" and a minimum "leverage ratio". The risk-based capital ratios consist of (1) Tier 1 capital (i.e., common stockholders' equity excluding goodwill, certain intangibles and net unrealized gains on available for sale securities, but including, subject to limitations, trust preferred securities and other qualifying items) to total risk-weighted assets and (2) total capital (Tier 1 capital plus Tier 2 capital which is the qualifying portion of the allowance for loan losses and the portion of trust preferred securities not counted as Tier 1 capital) to risk-weighted assets. The leverage ratio is measured as Tier 1 capital to adjusted quarterly average assets.

The Company's risk-based and leverage capital ratios exceeded these minimum requirements at December 31, 2001 and December 31, 2000 and are presented below, followed by the capital ratios of the Company's bank subsidiary at December 31, 2001.

Consolidated Capital Ratios

	December 31, 2001	December 31, 2000
	(Dollars in thousands)	
Tier 1 capital:		
Stockholders' equity	$ 56,617	$ 48,349
Allowed amount of guaranteed preferred beneficial interest in Company's subordinated debentures (trust preferred securities)	17,250	16,617
Plus net unrealized losses on available for sale securities	499	1,501
Less goodwill and certain intangible assets	(2,823)	(3,064)
Total Tier 1 capital	71,543	63,403
Tier 2 capital:		
Qualifying allowance for loan losses	7,846	6,606
Remaining amount of guaranteed preferred beneficial interest in Company's subordinated debentures (trust preferred securities)	-	633
Total risk-based capital	$ 79,389	$ 70,642
Risk-weighted assets	$626,806	$550,516
Ratios at end of period:		
Leverage capital	8.51%	7.57%
Tier 1 risk-based capital	11.41	11.52
Total risk-based capital	12.67	12.83
Minimum ratio guidelines:		
Leverage capital(1)	3.00%	3.00%
Tier 1 risk-based capital	4.00	4.00
Total risk-based capital	8.00	8.00

Capital Ratios of Bank Subsidiary

	December 31, 2001 Bank of the Ozarks (Dollars in Thousands)
Stockholders' equity - Tier 1	$69,645
Leverage capital	8.29%
Tier 1 risk-based capital	11.13
Total risk-based capital	12.38

(1) Regulatory authorities require institutions to operate at varying levels (ranging from 100-200 basis points) above a minimum leverage ratio of 3% depending upon capitalization classification.

Liquidity and Capital Resources

Trust Preferred Securities. On June 18, 1999 Ozark Capital Trust, the Company's wholly owned Delaware trust subsidiary, sold to investors $17.3 million of 9% trust preferred securities. The proceeds were used to purchase an equal principal amount of subordinated debentures of Bank of the Ozarks, Inc. Subject to certain limitations, the trust preferred securities qualify as Tier 1 capital and are presented in the Consolidated Balance Sheets as "Guaranteed preferred beneficial interest in the Company's subordinated debentures." Both the trust preferred securities and the subordinated debentures will mature on June 18, 2029; however, they may be prepaid, subject to regulatory approval, prior to maturity at any time on or after June 18, 2004, or earlier upon certain changes in tax or investment company laws or regulatory capital requirements.

Growth and Expansion. During 2001 the Company opened four new banking offices and one new loan production office. This gives the Company a total of 28 banking offices and one loan production office. The Company expects to open its new

Maumelle office in the first quarter of 2002 and plans to open at least two offices in the Conway, Arkansas market during 2002. Additional offices may be opened in 2002, including possible new offices in the metropolitan Little Rock area and Fort Smith. Capital expenditures were $4.0 million in 2001 and are expected to be in the range of $7 to $9 million for 2002.

Bank Liquidity. Liquidity represents an institution's ability to provide funds to satisfy demands from depositors and borrowers by either converting assets into cash or accessing new or existing sources of incremental funds. Generally, the Company's bank subsidiary relies on customer deposits and loan repayments as their primary sources of funds. The Company has used these funds, together with FHLB advances and other borrowings, to make loans, acquire investment securities and other assets and to fund continuing operations.

Deposit levels may be affected by a number of factors, including rates paid by competitors, general interest rate levels, returns available to customers on alternative investments and general economic conditions. Loan repayments are a relatively stable source of funds, but such loans generally are not readily convertible to cash and are subject to risks associated with borrowers ability to pay which may be impacted by national and local economic conditions. Accordingly, the Company may be required from time to time to rely on secondary sources of liquidity to meet loan and withdrawal demands or otherwise fund operations. Such sources include FHLB advances, federal funds lines of credit from correspondent banks and Federal Reserve Bank borrowings.

At December 31, 2001, the Company's bank subsidiary had substantial unused borrowing availability. This availability was primarily comprised of the following three sources: (1) $31.9 million of available blanket borrowing capacity with the Federal Home Loan Bank which offers various terms, (2) $8.9 million of securities available to pledge on a federal funds line of credit or for repurchase agreements or other borrowings and (3) up to $118.8 million from several borrowing programs of the Federal Reserve Bank.

Management anticipates the Company's bank subsidiary will continue to rely primarily on customer deposits and loan repayments to provide liquidity. Additionally, where necessary, the above described borrowings will be used to augment the Company's primary funding sources.

Dividend Policy. In 2001 the Company paid dividends of $0.46 per share. In 2000 and 1999 the Company paid dividends of $0.42 and $0.40 per share, respectively. Commencing in the third quarter of 2001 the dividend was increased from $0.11 per quarter to $0.12 per quarter. The determination of future dividends on the Company's common stock will depend on conditions existing at that time. The Company's goal is to continue the current $0.12 quarterly dividend with consideration to future changes depending on the Company's earnings, capital and liquidity needs.

Forward-Looking Information

This Management's Discussion and Analysis of Financial Condition and Results of Operations, other filings made by the Company with the Securities and Exchange Commission and other oral and written statements or reports by the Company and its management, include certain forward-looking statements including, without limitation, statements with respect to net interest margin, net interest income and anticipated future operating and financial performance, statements regarding asset quality and nonperforming loans, growth opportunities and growth rates, acquisition opportunities and other similar forecasts and statements of expectation. Words such as "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to the Company or its management, identify forward-looking statements. Forward-looking statements made by the Company and its management are based on estimates, projections, beliefs and assumptions of management at the time of such statements and are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statement based on the occurrence of future events, the receipt of new information, or otherwise.

Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements made by the Company and its management due to certain risks, uncertainties and assumptions. Certain factors that may affect operating results of the Company include, but are not limited to, the following: (1) potential delays or other problems in implementing the Company's growth and expansion strategy; (2) the ability to attract new deposits and loans; (3) interest rate fluctuations; (4) competitive factors and pricing pressures; (5) general economic conditions, including the impact of the current economic slowdown and its effect on the credit worthiness of borrowers and collateral values; and (6) changes in legal and regulatory requirements, as well as, other factors described in this and other Company reports and statements. Should one or more of the foregoing risks materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described in the forward-looking statements.

Summary of Quarterly Results of Operations, Common Stock Market Prices and Dividends

	2001 - Three Months Ended			
	Mar. 31	June 30	Sept. 30	Dec. 31
	(Dollars in thousands, except per share amounts)			
Total interest income	$15,374	$15,044	$14,782	$14,919
Total interest expense	9,362	8,115	6,957	5,980
Net interest income	6,012	6,929	7,825	8,939
Provision for loan losses	354	658	910	1,479
Non-interest income	1,657	1,920	1,737	2,039
Non-interest expense	4,296	4,746	4,816	5,171
Income taxes	760	835	1,138	1,348
Distributions on trust preferred securities	397	397	397	397
Net income	$ 1,862	$ 2,213	$ 2,301	$ 2,583
Per share:				
Earnings - diluted	$ 0.49	$ 0.58	$ 0.60	$ 0.67
Cash dividends	0.11	0.11	0.12	0.12
Bid price per common share:				
Low	$ 12.63	$ 13.00	$ 19.38	$ 20.75
High	14.75	20.20	24.10	25.60

	2000 - Three Months Ended			
	Mar. 31	June 30	Sept. 30	Dec. 31
	(Dollars in thousands, except per share amounts)			
Total interest income	$14,404	$14,905	$15,425	$16,018
Total interest expense	8,198	8,812	9,856	10,223
Net interest income	6,206	6,093	5,569	5,795
Provision for loan losses	378	324	1,225	398
Non-interest income	1,250	1,417	1,552	1,323
Non-interest expense	4,187	4,244	4,351	4,182
Income taxes	708	730	255	596
Distributions on trust preferred securities	397	397	397	396
Net income	$ 1,786	$ 1,815	$ 893	$ 1,546
Per share:				
Earnings - diluted	$ 0.47	$ 0.48	$ 0.24	$ 0.41
Cash dividends	0.10	0.10	0.11	0.11
Bid price per common share:				
Low	$ 14.13	$ 14.94	$ 11.75	$ 10.19
High	19.44	18.25	16.50	12.94

See Note 14 to Consolidated Financial Statements for discussion of dividend restrictions.

Report of Independent Auditors

Board of Directors and Shareholders
Bank of the Ozarks, Inc.

We have audited the accompanying consolidated balance sheets of Bank of the Ozarks, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bank of the Ozarks, Inc. and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Little Rock, Arkansas
January 10, 2002

Bank of the Ozarks, Inc.
CONSOLIDATED BALANCE SHEETS

	December 31, 2001	December 31, 2000
	(Dollars in thousands, except per share amounts)	
ASSETS		
Cash and due from banks	$ 31,114	$ 20,523
Interest-bearing deposits	218	217
Cash and cash equivalents	31,332	20,740
Investment securities - available for sale	182,704	51,696
Investment securities - held to maturity (estimated market value: $4,501 in 2001 and $197,619 in 2000)	4,463	201,320
Federal funds sold	-	2,000
Loans, net of unearned income	616,076	510,544
Allowance for loan losses	(8,712)	(6,606)
Net loans	607,364	503,938
Premises and equipment, net	33,123	30,535
Foreclosed assets held for sale, net	661	1,600
Interest receivable	5,821	8,894
Intangible assets, net	2,823	3,064
Other	3,088	3,165
Total assets	$871,379	$826,952
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits		
Demand non-interest bearing	$ 72,801	$ 64,572
Savings and interest-bearing transaction	241,042	113,606
Time	363,900	499,505
Total deposits	677,743	677,683
Repurchase agreements with customers	16,213	13,839
Other borrowings	99,690	66,703
Accrued interest and other liabilities	3,866	3,128
Total liabilities	797,512	761,353
Guaranteed preferred beneficial interest in the Company's subordinated debentures	17,250	17,250
Commitments and contingencies	-	-
Stockholders' equity		
Preferred stock; $0.01 par value, 1,000,000 shares authorized, no shares issued and outstanding	-	-
Common stock; $0.01 par value, 10,000,000 shares authorized, 3,782,055 and 3,779,555 shares issued and outstanding in 2001 and 2000, respectively	38	38
Additional paid-in capital	14,360	14,314
Retained earnings	42,718	35,498
Accumulated other comprehensive loss	(499)	(1,501)
Total stockholders' equity	56,617	48,349
Total liabilities and stockholders' equity	$871,379	$826,952

The accompanying notes are an integral part of these consolidated financial statements

Bank of the Ozarks, Inc.
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	2001	2000	1999
	(Dollars in thousands, except per share amounts)		
Interest income			
Loans	$47,464	$43,451	$37,008
Investment securities - taxable	11,203	15,331	12,847
- nontaxable	1,403	1,953	1,675
Deposits with banks and federal funds sold	49	17	45
Total interest income	60,119	60,752	51,575
Interest expense			
Deposits	25,300	29,701	23,831
Repurchase agreements with customers	537	680	132
Other borrowings	4,577	6,708	3,819
Total interest expense	30,414	37,089	27,782
Net interest income	29,705	23,663	23,793
Provision for loan losses	(3,401)	(2,325)	(2,485)
Net interest income after provision for loan losses	26,304	21,338	21,308
Other income			
Trust income	604	592	479
Service charges on deposit accounts	3,776	3,380	2,499
Other income, charges and fees	2,602	1,530	1,936
Gain on sale of securities	153	-	69
Other	218	40	164
Total other income	7,353	5,542	5,147
Other expense			
Salaries and employee benefits	10,551	8,928	8,752
Net occupancy and equipment	3,098	2,910	2,655
Other operating expenses	5,381	5,126	5,057
Total other expense	19,030	16,964	16,464
Income before income taxes and trust distribution	14,627	9,916	9,991
Distributions on trust preferred securities	1,587	1,587	846
Provision for income taxes	4,081	2,289	2,510
Net income	$ 8,959	$ 6,040	$ 6,635
Basic earnings per common share	$ 2.37	$ 1.60	$ 1.76
Diluted earnings per common share	$ 2.35	$ 1.60	$ 1.75

The accompanying notes are an integral part of these consolidated financial statements

Bank of the Ozarks, Inc.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	(Dollars in thousands, except per share amounts)				
Balance - January 1, 1999	$38	$14,314	$25,922	$ 81	$40,355
Comprehensive income:					
Net income	-	-	6,635	-	6,635
Other comprehensive income (loss) Unrealized losses on available for sale securities net of $966 tax effect	-	-	-	(1,558)	(1,558)
Less: reclassification adjustment for gains included in income net of $30 tax effect	-	-	-	(46)	(46)
Comprehensive income					5,031
Dividends paid, $0.40 per share	-	-	(1,512)	-	(1,512)
Balance - December 31, 1999	38	14,314	31,045	(1,523)	43,874
Comprehensive income:					
Net income	-	-	6,040	-	6,040
Other comprehensive income (loss) Unrealized gains on available for sale securities net of $14 tax effect	-	-	-	22	22
Reclassification adjustment for gains included in income	-	-	-	-	-
Comprehensive income					6,062
Dividends paid, $0.42 per share	-	-	(1,587)	-	(1,587)
Balance - December 31, 2000	38	14,314	35,498	(1,501)	48,349
Comprehensive income:					
Net income	-	-	8,959	-	8,959
Other comprehensive income Unrealized gains on available for sale securities net of $457 tax effect	-	-	-	737	737
Reclassification adjustment for gains included in income net of $164 tax effect	-	-	-	265	265
Comprehensive income					9,961
Dividends paid, $0.46 per share	-	-	(1,739)	-	(1,739)
Issuance of 2,500 shares of common stock for exercise of stock options including tax benefits of $5	-	46	-	-	46
Balance - December 31, 2001	$38	$14,360	$42,718	$ (499)	$56,617

The accompanying notes are an integral part of these consolidated financial statements

Bank of the Ozarks, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2001	2000	1999
	(Dollars in thousands)		
Cash flows from operating activities			
Net income	$ 8,959	$ 6,040	$ 6,635
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	1,460	1,490	1,375
Amortization	276	293	262
Provision for loan losses	3,401	2,325	2,485
Provision for losses on foreclosed assets	163	183	90
Amortization and accretion on investment securities	(130)	(104)	(132)
Gain on sale of investment securities	(153)	-	(69)
(Increase) decrease in mortgage loans held for sale	(12,308)	545	4,308
Gain on disposition of premises and equipment	-	(8)	(40)
(Gain) loss on disposition of foreclosed assets	(2)	45	28
Deferred income taxes	(569)	405	(139)
Changes in assets and liabilities:			
Interest receivable	3,073	(1,720)	(1,657)
Other assets, net	(11)	128	(1,500)
Accrued interest and other liabilities	741	155	1,017
Net cash provided by operating activities	4,900	9,777	12,663
Cash flows from investing activities			
Proceeds from sales and maturities of investment securities available for sale	48,302	316	19,922
Purchases of investment securities available for sale	(177,681)	(7,093)	(49,635)
Proceeds from maturities of investment securities held to maturity	197,135	20,176	42,293
Purchases of investment securities held to maturity	-	(2,880)	(101,756)
Increase (decrease) in federal funds sold	2,000	(2,000)	-
Net increase in loans	(96,515)	(48,862)	(89,630)
Proceeds from sale of loans	-	-	994
Proceeds from dispositions of premises and equipment	-	99	317
Purchases of premises and equipment	(4,048)	(1,570)	(5,048)
Proceeds from dispositions of foreclosed assets	2,775	3,524	1,454
Net cash used in investing activities	(28,032)	(38,290)	(181,089)
Cash flows from financing activities			
Net increase in deposits	60	81,752	66,890
Net proceeds (repayments) from other borrowings	32,988	(60,287)	87,718
Net increase in repurchase agreements with customers	2,374	4,813	7,618
Proceeds from trust preferred securities	-	-	17,250
Proceeds on exercise of stock options	41	-	-
Dividends paid	(1,739)	(1,587)	(1,512)
Net cash provided by financing activities	33,724	24,691	177,964
Net increase (decrease) in cash and cash equivalents	10,592	(3,822)	9,538
Cash and cash equivalents - beginning of year	20,740	24,562	15,024
Cash and cash equivalents - end of year	$ 31,332	$ 20,740	$ 24,562

The accompanying notes are an integral part of these consolidated financial statements

1. Summary of Significant Accounting Policies

Organization - Bank of the Ozarks, Inc. (the "Company") is a bank holding company headquartered in Little Rock, Arkansas, which operates under the rules and regulations of the Board of Governors of the Federal Reserve System and owns a state chartered bank named Bank of the Ozarks and Ozark Capital Trust, a Delaware business trust. The bank is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities. The bank has offices located in northern, western, and central Arkansas.

Principles of consolidation - The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Significant intercompany transactions and amounts have been eliminated in consolidation.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and cash equivalents - For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and interest-bearing deposits with banks.

Investment securities - Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost.

Debt securities not classified as held-to-maturity or trading and marketable equity securities not classified as trading are classified as available-for-sale. Available-for-sale securities are stated at estimated fair value, with the unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity and other comprehensive income.

The amortized cost of debt securities classified as held-to-maturity or available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security. Such amortization is included in interest income from investments. Interest and dividends are included in interest income from investments.

Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. Gains or losses on the sale of securities are recognized on the specific identification method at the time of sale.

Loans - Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, deferred fees or costs on originated loans, and unamortized premiums or discounts on purchased loans. Interest on loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. Loan origination fees and direct origination costs are capitalized and recognized as adjustments to yields on the related loans.

Allowance for loan losses - The allowance for loan losses is established through a provision for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely, and subsequent recoveries, if any, are credited to the allowance.

The allowance is maintained at a level that management believes will be adequate to absorb losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, historical loan loss experience and current economic and business conditions that may affect the borrowers' ability to pay or the value of the collateral securing the loans. The Company's policy generally is to place a loan on nonaccrual status when payment of principal or interest is contractually past due 90 days, or earlier when concern exists as to the ultimate collection of principal and interest. The Company continues to accrue interest on certain loans contractually past due 90 days if such loans are both well secured and in the process of collection.

The Company considers a loan to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms thereof. The Company applies this policy even if delays or shortfalls in payment are expected to be insignificant. All nonaccrual loans and all loans that have been restructured from their original contractual terms are considered impaired loans. The aggregate amount of impairment of loans is utilized in evaluating the adequacy of the allowance for loan losses and amount of provisions thereto. Losses on impaired loans are charged against the allowance for loan losses when in the process of collection it appears likely that such losses will be realized. The accrual of interest on impaired loans is discontinued, when in management's opinion, the borrower may be unable to meet payments as they

Notes to Consolidated Financial Statements, Dollars in Thousands, Except Per Share Data

become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

Premises and equipment - Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the related assets. Estimated book depreciation lives for the major classes of assets are 20 to 50 years for buildings, improvements and leaseholds, and 3 to 15 years for furniture, fixtures and equipment. Accelerated depreciation methods are used for tax purposes.

Foreclosed assets held for sale - Real estate and personal properties acquired through or in lieu of loan foreclosure are to be sold and are initially recorded at fair value at the date of foreclosure establishing a new cost basis.

Valuations are periodically performed by management and the real estate is carried at the lower of book value or fair value less cost to sell. Gains and losses from the sale of other real estate are recorded in other income, and expenses used to maintain the properties are included in operating expenses.

Income taxes - The Company utilizes the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based upon the difference between the values of the assets and liabilities as reflected in the financial statement and their related tax basis using enacted tax rates in effect for the year in which the differences are expected to be recovered or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

The Company and its subsidiaries file consolidated tax returns. Its subsidiaries provide for income taxes on a separate return basis, and remit to the Company amounts determined to be currently payable.

Trust department income - Property, other than cash deposits, held by the Company's trust department in fiduciary or agency capacities for its customers is not included in the accompanying consolidated financial statements, since such items are not assets of the Company. Trust department income has been recognized on the cash basis in accordance with customary banking practice, which does not differ materially from the accrual method.

Intangible assets - Intangible assets consist of goodwill and core deposit intangibles. These assets are being amortized over periods ranging from 10 to 40 years. Goodwill represents the excess purchase price over the fair value of net assets acquired in business acquisitions. Core deposit intangibles represent premiums paid for deposits acquired. Accumulated amortization of intangibles totaled $1,765 and $1,524 at December 31, 2001 and 2000, respectively.

Earnings per share - Basic earnings per share has been calculated based on the weighted average number of shares outstanding. Diluted earnings per share has been calculated based on the weighted average number of shares outstanding after consideration of the dilutive effect of the Company's outstanding stock options.

Financial instruments - In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit and letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Advertising and public relations expense - Advertising and public relations expense is expensed as incurred and totaled $583, $551 and $612 for the years ended December 31, 2001, 2000 and 1999, respectively.

Stock-based compensation - The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recorded. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation".

Segment Disclosures - On December 31, 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS 131 established standards for reporting information about operating segments and related disclosures about products and services, geographic areas and major customers. As the Company operates in only one segment — community banking — the adoption of SFAS 131 did not have a material effect on the primary financial statements or the disclosure of segment information. No revenues are derived from foreign countries and no single external customer comprises more than 10% of the Company's revenues.

Recent Accounting Pronouncements - In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations", and No. 142, "Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the statements. Other intangible assets such as core deposit intangibles will continue to be amortized over their useful lives.

The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. During 2002, the Company will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002. The Company does not expect the adoption of these accounting standards to have a significant impact on the operating results and financial position of the Company.

Reclassifications - Certain reclassifications of 2000 and 1999 amounts have been made to conform with the 2001 financial statements presentation.

Notes to Consolidated Financial Statements, Dollars in Thousands, Except Per Share Data

2. Investment Securities

The following is a summary of the amortized cost and estimated market values of investment securities:

	December 31, 2001			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Market Value
Securities - available for sale:				
Securities of United States government and agencies	$ 69,912	$429	$ (164)	$ 70,177
Mortgage-backed securities	91,726	138	(630)	91,234
State and political subdivisions	17,121	81	(662)	16,540
Other securities	4,753	-	-	4,753
Total securities - available for sale	$183,512	$648	$ (1,456)	$182,704
Securities - held to maturity:				
Securities of United States government and agencies	$ -	$ -	$ -	$ -
State and political subdivisions	1,580	32	-	1,612
Other securities	2,883	6	-	2,889
Total securities - held to maturity	$ 4,463	$ 38	$ -	$4,501

	December 31, 2000			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Market Value
Securities - available for sale:				
Securities of United States government and agencies	$ -	$ -	$ -	$ -
Mortgage-backed securities	178	-	(4)	174
State and political subdivisions	42,943	-	(2,377)	40,566
Other securities	11,006	72	(122)	10,956
Total securities - available for sale	$ 54,127	$ 72	$ (2,503)	$ 51,696
Securities - held to maturity:				
Securities of United States government and agencies	$195,771	$ -	$ (3,664)	$192,107
State and political subdivisions	2,569	16	(59)	2,526
Other securities	2,980	6	-	2,986
Total securities - held to maturity	$201,320	$ 22	$ (3,723)	$197,619

Notes to Consolidated Financial Statements, Dollars in Thousands, Except Per Share Data

A maturity distribution of available-for-sale and held-to-maturity investment securities reflected at amortized cost and estimated market value as of December 31, 2001 is as follows:

	Available for Sale		Held to Maturity	
	Amortized Cost	Estimated Market Value	Amortized Cost	Estimated Market Value
Due in one year or less	$ 15,011	$ 15,013	$ 171	$ 172
Due after one year to five years	115,273	115,527	964	981
Due after five years to ten years	26,531	26,562	445	459
Due after ten years	26,697	25,602	2,883	2,889
Totals	$ 183,512	$182,704	$ 4,463	$ 4,501

For purposes of this maturity distribution all securities are shown based on their contractual maturity date, except equity securities with no contractual maturity date which are shown in the longest maturity category and mortgage-backed securities which are allocated among various maturities based on an estimated repayment schedule utilizing Bloomberg median prepayment speeds. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

During the year ended December 31, 2001 investment securities available-for-sale with a fair value at the date of sale of $35,153 were sold. In the year ended December 31, 2000 no securities were sold. In the year ended December 31, 1999 investment securities available-for-sale with a fair value of $18,408 were sold. The gross realized gains on such sales in 2001 and 1999 totaled $273 and $78, respectively. The gross realized losses totaled $83 in 2001 and $9 in 1999.

The Company maintained a trading account of up to $200 during part of 2001. No trading account securities were held at December 31, 2001. The Company had no trading securities during 2000 or 1999. The gross realized gains on trading securities in 2001 totaled $3 and gross realized losses totaled $40.

Assets, principally investment securities, having a carrying value of approximately $173,684 and $229,853 at December 31, 2001 and 2000, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

3. Loans

The following is a summary of the loan portfolio by principal categories:

	December 31, 2001	December 31, 2000
Real Estate:		
Residential 1-4 family	$167,559	$144,920
Non-farm/non-residential	180,257	134,726
Agricultural	45,303	38,808
Construction/land development	51,140	42,354
Multifamily residential	20,850	8,367
Consumer	55,805	58,430
Commercial and industrial	78,324	63,799
Agricultural (non-real estate)	12,866	14,605
Other	3,972	4,535
Loans, net of unearned discounts	$616,076	$510,544

These loan categories are presented net of unearned income, unearned purchase discounts and deferred costs totaling $750 and $799 at December 31, 2001 and 2000, respectively. Loans on which the accrual of interest has been discontinued aggregated $1,806 and $1,880 at December 31, 2001 and 2000, respectively. Interest income recorded during 2001 for non-accrual loans at December 31, 2001 was $117. Under the original terms, these loans would have reported approximately $175 of interest income during 2001. The Company did not segregate income recognized on a cash basis in its financial records in 2000 and 1999, and thus, such disclosure is not practical.

Mortgage loans held for resale of $14,140 and $1,832 at December 31, 2001 and 2000, respectively, are included in residential 1-4 family loans. The carrying value of these loans approximates their fair value. Other income, charges and fees include mortgage lending income of $1,920, $849 and $1,306 during 2001, 2000 and 1999, respectively.

4. Allowance for Loan Losses

The following is a summary of activity within the allowance for loan losses:

	Year Ended December 31, 2001	2000	1999
Balance - beginning of year	$6,606	$6,072	$4,689
Loans charged-off	(1,420)	(1,998)	(1,225)
Recoveries on loans previously charged-off	125	207	123
Net charge-offs	(1,295)	(1,791)	(1,102)
Provision charged to operating expense	3,401	2,325	2,485
Balance - end of year	$8,712	$6,606	$6,072

Impairment of loans having carrying values of $1,806 and $1,880 (all of which were on a non-accrual basis) at December 31, 2001 and 2000, respectively, have been recognized in conformity with SFAS No. 114, as amended by SFAS No. 118. The total allowance for credit losses related to these loans was $323 and $212 at December 31, 2001 and 2000, respectively. The average carrying value of impaired loans was $1,659, $2,748 and $3,611, for the years ended December 31, 2001, 2000 and 1999, respectively. For impairment recognized in conformity with SFAS 114, as amended, the entire change in present value of expected cash

Notes to Consolidated Financial Statements, Dollars in Thousands, Except Per Share Data

flows is reported as provision for loan losses in the same manner in which impairment initially was recognized or as a reduction in the amount of provision for loan losses that otherwise would be reported.

Real estate securing loans having a carrying value of $1,336 and $2,641 was transferred to foreclosed assets held for sale in 2001 and 2000, respectively. The Company is not committed to lend additional funds to debtors whose loans have been modified.

5. Premises and Equipment

The following is a summary of premises and equipment:

	December 31, 2001	December 31, 2000
Land	$ 8,088	$ 7,289
Construction in process	496	369
Buildings and improvements	21,696	19,408
Leasehold improvements	2,660	2,460
Equipment	7,910	7,926
	40,850	37,452
Accumulated depreciation	(7,727)	(6,917)
Premises and equipment, net	$33,123	$30,535

The Company capitalized $53, $52 and $51 of interest on construction projects during the years ended December 31, 2001, 2000 and 1999, respectively. Included in occupancy expense is rent of approximately $162, $123 and $71 incurred under noncancelable operating leases in 2001, 2000 and 1999, respectively, for leases of real estate in connection with buildings and premises. These leases contain certain renewal and purchase options according to the terms of the agreements. Future amounts due under noncancelable operating leases at December 31, 2001 are $163 — 2002, $161 — 2003, $143 — 2004, $126 — 2005, $102 — 2006 and $775 — thereafter.

6. Deposits

The aggregate amount of time deposits with a minimum denomination of $100 was $190,615 and $265,345 at December 31, 2001 and 2000, respectively.

The following is a summary of the scheduled maturities of all time deposits:

	December 31, 2001	December 31, 2000
Up to one year	$352,098	$470,707
One year to two years	8,003	24,543
Two years to three years	2,148	1,954
Three years to four years	578	1,019
Four years to five years	334	556
Thereafter	739	726
Total time deposits	$363,900	$499,505

7. Borrowings

Short-term borrowings with maturities less than one year include FHLB advances, Federal Reserve Bank borrowings, non-customer repurchase agreements, treasury, tax and loan note accounts and federal funds purchased. The following is a summary of information relating to the short-term borrowings:

	December 31, 2001	December 31, 2000
Average annual balance	$14,299	$28,700
December 31 balance	18,247	1,062
Maximum month-end balance during year	40,793	45,702
Interest rate:		
Weighted average	3.54%	6.37%
December 31	1.74	5.00

The following is a summary of long term borrowings:

	December 31, 2001	December 31, 2000
FHLB advances with original maturities exceeding one year. Interest rates range from 2.49% to 6.43% at December 31, 2001. At December 31, 2001, the Company's bank subsidiary had remaining $31,936 of unused blanket FHLB borrowing availability. The FHLB maintains as collateral a blanket lien on a portion of the Company's real estate, commercial and agricultural loans.	$81,383	$65,581
Other	60	60
	$81,443	$65,641

Maturities of long term borrowings at December 31, 2001 are as follows: 2002 — $198; 2003 — $20,258; 2004 — $198; 2005 — $198; 2006 — $197; 2007 — $197; 2008 — $197 and 2010 — $60,000. FHLB advances of $60 million maturing in 2010 may be called quarterly but the Company has the option to refinance on a long-term basis any amounts called.

Notes to Consolidated Financial Statements, Dollars in Thousands, Except Per Share Data

8. Guaranteed Preferred Beneficial Interest in the Company's Subordinated Debentures

On June 18, 1999 Ozark Capital Trust ("Ozark Capital"), a Delaware business trust wholly owned by Bank of the Ozarks, Inc., sold to investors in a public underwritten offering $17.3 million of 9% cumulative trust preferred securities. The proceeds were used to purchase an equal principal amount of 9% subordinated debentures of Bank of the Ozarks, Inc. Bank of the Ozarks, Inc. has, through various contractual arrangements, fully and unconditionally guaranteed all obligations of Ozark Capital on a subordinated basis with respect to the preferred securities. Subject to certain limitations, the preferred securities qualify as regulatory Tier 1 capital and are presented in the Consolidated Balance Sheets as "Guaranteed preferred beneficial interest in the Company's subordinated debentures." The sole asset of Ozark Capital is the subordinated debentures issued by Bank of the Ozarks, Inc. Both the preferred securities of Ozark Capital and the subordinated debentures of Bank of the Ozarks, Inc. will mature on June 18, 2029; however, they may be prepaid, subject to regulatory approval, prior to maturity at any time on or after June 18, 2004, or earlier upon certain changes in tax or investment company laws or regulatory capital requirements.

9. Income Taxes

The following is a summary of the components of the provision (benefit) for income taxes:

	Year Ended December 31,		
	2001	2000	1999
Current:			
Federal	$4,520	$1,884	$2,814
State	130	-	(165)
Total current	4,650	1,884	2,649
Deferred:			
Federal	(515)	405	(146)
State	(54)	-	7
Total deferred	(569)	405	(139)
Provision for income taxes	$4,081	$2,289	$2,510

The reconciliation between the statutory federal income tax rate and effective income tax rate is as follows:

	Year Ended December 31,		
	2001	2000	1999
Statutory federal income tax rate	35.0%	34.0%	34.0%
State income taxes, net of federal benefit	0.9	-	-
Effect of non-taxable interest income	(3.6)	(7.1)	(5.7)
Refund of prior years state income tax	(0.7)	-	(1.1)
Effect of graduated rate differential	(0.9)	-	-
Other	0.6	0.6	0.2
Effective income tax rate	31.3%	27.5%	27.4%

In 2001 and 1999 the Company recorded tax refunds of a state income tax assessment the Company had paid and expensed in 1997. These settlements resulted in a refund of $147 of tax and $123 of interest in 2001 and a refund of $153 of tax and $91 of interest in 1999. These amounts were recorded as a credit to tax expense and other income, respectively, for the years 2001 and 1999.

The types of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts that give rise to deferred income tax assets and liabilities and their approximate tax effects are as follows:

	December 31,	
	2001	2000
Deferred tax assets:		
Allowance for loan losses	$3,207	$2,153
Valuation of foreclosed assets	34	40
Unrealized depreciation on securities available for sale	309	931
Gross deferred tax assets	3,550	3,124
Deferred tax liabilities:		
Accelerated depreciation on premises and equipment	1,635	1,269
Other	531	418
Gross deferred tax liabilities	2,166	1,687
Net deferred tax assets included in other assets	$1,384	$1,437

Notes to Consolidated Financial Statements, Dollars in Thousands, Except Per Share Data

10. Employee Benefit Plans

Employee Stock Ownership Plan - The Company had an employee stock ownership plan ("ESOP") to provide benefits to substantially all employees of the Company. The ESOP was merged into the 401(k) Plan in 1999. The Company had historically made annual contributions to the plan as determined solely by the Board of Directors. The Company made no contributions in 1999.

401(k) Plan - In May 1997 the Company established a qualified retirement plan, with a salary deferral feature designed to qualify under Section 401 of the Internal Revenue Code (the "401(k) Plan"). The 401(k) Plan permits the employees of the Company to defer a portion of their compensation in accordance with the provisions of Section 401(k) of the Code. Matching contributions may be made in amounts and at times determined by the Company. Certain other statutory limitations with respect to the Company's contribution under the 401(k) Plan also apply. Amounts contributed by the Company for a participant will vest over six years and will be held in trust until distributed pursuant to the terms of the 401(k) Plan.

Employees of the Company are eligible to participate in the 401(k) Plan when they meet certain requirements concerning minimum age and period of credited service. All contributions to the 401(k) Plan will be invested in accordance with participant elections among certain investment options. Distributions from participant accounts will not be permitted before age 65, except in the event of death, permanent disability, certain financial hardships or termination of employment. The Company made matching contributions to the 401(k) plan during 2001, 2000 and 1999 of $157, $160 and $146, respectively.

11. Stock Options

The Company has a nonqualified stock option plan for certain key employees and officers of the Company. This plan provides for the granting of incentive nonqualified options to purchase up to 385,000 shares of common stock in the Company. No option may be granted under this plan for less than the fair market value of the common stock at the date of the grant. The exercise period and the termination date for the employee plan options is determined when the options are actually granted. The Company also has a nonqualified stock option plan for non-employee directors. The non-employee director plan calls for options to purchase 1,000 shares of common stock to be granted to non-employee directors the day after the annual stockholders' meeting. These options are exercisable immediately and expire ten years after issuance.

The following summarizes stock option activity for the year indicated:

	Year ended December 31,					
	2001		2000		1999	
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding - beginning of year	307,775	$17.08	254,100	$19.72	198,050	$20.42
Granted	38,450	19.56	105,650	12.26	71,500	17.96
Exercised	(2,500)	16.24	-		-	
Canceled	(14,575)	18.31	(51,975)	20.15	(15,450)	20.57
Outstanding - end of year	329,150	$17.33	307,775	$17.08	254,100	$19.72
Exercisable at end of year	129,500	$19.71	144,825	$18.68	83,200	$22.20

Notes to Consolidated Financial Statements, Dollars in Thousands, Except Per Share Data

Exercise prices for options outstanding as of December 31, 2001 ranged from $11.85 to $34.13. The weighted-average fair value of options granted during 2001, 2000 and 1999 was $5.47, $4.22 and $6.85, respectively. The weighted-average remaining contractual life of the options issued in 2001 is 7.3 years.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2001	2000	1999
Risk-free interest rate	4.13%	5.71%	5.71%
Dividend yield	2.38	2.77	2.00
Expected dividend yield increase	9.00	9.00	12.00
Expected stock volatility	33.13	38.88	42.16
Weighted average expected life	5 years	5 years	5 years

For purposes of pro forma disclosures as required by SFAS No. 123, the estimated fair value of the options is amortized over the options' vesting period. The following table represents the required pro forma disclosures for options granted subsequent to December 31, 1996:

	2001	2000	1999
Pro forma net income	$8,674	$5,797	$6,243
Pro forma earnings per share:			
Basic	$ 2.29	$ 1.53	$ 1.65
Diluted	2.27	1.53	1.64

The following is a summary of currently outstanding and exercisable options at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
$11.85-19.19	228,400	4.8	$14.78	69,500	$16.31
21.50-27.75	94,750	4.1	22.39	54,000	22.49
34.13	6,000	6.3	34.13	6,000	34.13
	329,150			129,500	

12. Commitments and Contingencies

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Company has the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since these commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

The Company had outstanding commitments to extend credit of approximately $70,798 and $53,803 at December 31, 2001 and 2000, respectively. The commitments extend over varying periods of time with the majority to be disbursed within a one-year period.

The Company had total outstanding letters of credit amounting to $3,662 and $1,922 at December 31, 2001 and 2000, respectively. The commitment terms generally expire within one year.

The Company grants agribusiness, commercial, residential and consumer installment loans to customers primarily in northern, western and central Arkansas. The Company maintains a diversified loan portfolio.

13. Related Party Transactions

The Company has entered into transactions with its executive officers, directors, principal shareholders, and their affiliates (related parties). The aggregate amount of loans to such related parties at December 31, 2001 and 2000 was $14,587 and $8,061, respectively. New loans and advances on prior commitments made to such related parties were $14,186, $13,955 and $3,263 for the years ended December 31, 2001, 2000

Notes to Consolidated Financial Statements, Dollars in Thousands, Except Per Share Data

and 1999, respectively. Repayments of loans made by such related parties were $7,660, $13,407 and $1,067 for the years ended December 31, 2001, 2000 and 1999, respectively.

During 2001, 2000 and 1999 the Company incurred costs in connection with construction of eight banking buildings or facilities. The majority owner of the contractor on five of these construction projects is a member of the Company's Board of Directors. Total payments to the contractor for these projects and certain renovation type contracts during the years ended December 31, 2001, 2000 and 1999 were approximately $545, $708 and $2,343, respectively.

14. Regulatory Matters

Federal regulatory agencies generally require member banks to maintain core (Tier 1) capital of at least 3% of total assets plus an additional cushion of 1% to 2%, depending upon capitalization classifications. Tier 1 capital generally consists of total stockholders' equity. Additionally, these agencies require member banks to maintain total risk-based capital of at least 8% of risk-weighted assets, with at least one-half of that total capital amount consisting of Tier 1 capital. Total capital for risk-based purposes includes Tier 1 capital plus the lesser of the allowance for loan losses or 1.25% of risk-weighted assets.

The Company's regulatory capital positions were as follows:

	December 31, 2001		December 31, 2000	
	Computed Capital	Computed Percent	Computed Capital	Computed Percent
Bank of the Ozarks, Inc. (consolidated):				
Total risk-based capital	$79,389	12.67%	$70,642	12.83%
Tier 1 risk-based capital	71,543	11.41	63,403	11.52
Leverage ratio	-	8.51	-	7.57
Bank of the Ozarks:				
Total risk-based capital	$77,479	12.38%	$68,963	12.54%
Tier 1 risk-based capital	69,645	11.13	62,357	11.34
Leverage ratio	-	8.29	-	7.45

As of December 31, 2001 and 2000, the most recent notification from the regulators categorized the Company and its subsidiary bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Company's or its subsidiary bank's category.

At December 31, 2001, the subsidiary bank exceeded its minimum capital requirements. As of December 31, 2001, the state bank commissioner's approval was required before the bank could declare and pay any dividend of 75% or more of the net profits of the bank after all taxes for the current year plus 75% of the retained net profits for the immediately preceding year. $7,429 was available at December 31, 2001, for payments of dividends by the bank without the approval of regulatory authorities.

Under Federal Reserve regulation, the subsidiary bank is also limited as to the amount it may loan to its affiliates, including the Company, unless such loans are collateralized by specific obligations. At December 31, 2001, the maximum amount available for transfer from the subsidiary bank to the Company in the form of loans is limited to 10% of the bank's total risk-based capital or approximately $7,748.

The subsidiary bank is required by bank regulatory agencies to maintain certain minimum balances of cash or non-interest bearing deposits primarily with the Federal Reserve. At December 31, 2001 and 2000, these required balances aggregated $958 and $678, respectively.

15. Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of financial instruments.

Cash and due from banks - For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investment securities - For securities held for investment purposes, fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities or the carrying amount.

Loans, net of unearned income - The fair value of loans is estimated by discounting the future cash flows using the current rate at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposit liabilities - The fair value of demand deposits, savings accounts, NOW accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates is estimated using the rate currently offered for deposits of similar remaining maturities. The carrying amount of accrued interest payable approximates its fair value.

Notes to Consolidated Financial Statements, Dollars in Thousands, Except Per Share Data

Other borrowed funds - For these short-term instruments, the carrying amount is a reasonable estimate of fair value. The fair value of long-term debt is estimated based on the current rates available to the Company for debt with similar terms and remaining maturities.

Accrued interest - The carrying amount of accrued interest payable approximates its fair value.

Off-balance sheet instruments - Fair values for off-balance sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

Commitments to extend credit and standby letters of credit - The fair value of these commitments is estimated using the fees currently charged to enter into similar agreements taking into account the remaining terms of the agreements and the present credit-worthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

The following table presents the estimated fair values of the Company's financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

	2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and cash equivalents	$ 31,332	$ 31,332	$ 20,740	$ 20,740
Available-for-sale securities	182,704	182,704	51,696	51,696
Held-to-maturity securities	4,463	4,501	201,320	197,619
Loans, net of allowance for loan losses	607,364	618,374	503,938	501,842
Accrued interest receivable	5,821	5,821	8,894	8,894
Financial liabilities:				
Demand, NOW and savings account deposits	$313,843	$313,843	$178,178	$178,178
Time deposits	363,900	365,753	499,505	502,214
Repurchase agreements with customers	16,213	16,225	13,839	13,844
Other borrowings	99,690	102,011	66,703	70,038
Accrued interest and other liabilities	3,866	3,866	3,128	3,128
Off-balance sheet items:				
Standby letters of credit	$ -	$ 3,662	$ -	$ 1,922
Commitments to extend credit	-	70,798	-	53,803

16. Supplemental Cash Flow Information

Supplemental cash flow information is as follows:

	Year Ended December 31,		
	2001	2000	1999
Cash paid during the period for:			
Interest	$31,096	$36,909	$27,448
Income taxes	4,205	1,927	2,314
Supplemental schedule of non-cash investing and financing activities:			
Transfer of loans to foreclosed assets held for sale	1,336	2,641	3,625
Loans advanced for sales of foreclosed assets	1,215	441	771
Change in unrealized loss (gain) in available for sale securities	1,623	(36)	2,600

Notes to Consolidated Financial Statements, Dollars in Thousands, Except Per Share Data

17. Other Operating Expenses

The following is a summary of other operating expenses:

	Year Ended December 31,		
	2001	2000	1999
Telephone and data lines	$ 728	$ 714	$ 604
Operating supplies	543	487	513
Advertising and public relations	583	551	612
Other	3,527	3,374	3,328
Total other operating expenses	$5,381	$5,126	$5,057

18. Earnings Per Common Share

The following table sets forth the computation of basic and diluted earnings per share ("EPS"):

	Year Ended December 31,		
	2001	2000	1999
Numerator:			
Net income	$8,959	$6,040	$6,635
Denominator:			
Denominator for basic EPS weighted average shares	3,781	3,780	3,780
Effect of dilutive securities:			
Stock options	35	2	12
Denominator for diluted EPS - adjusted weighted average shares and assumed conversions	3,816	3,782	3,792
Basic EPS	$ 2.37	$ 1.60	$ 1.76
Diluted EPS	$ 2.35	$ 1.60	$ 1.75

Options to purchase 101, 211 and 97 shares of common stock at prices ranging from $21.87 to $34.13 per share were outstanding during 2001, 2000 and 1999 but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares and inclusion would have been antidilutive.

19. Parent Company Financial Information

The following condensed balance sheets, income statements and statements of cash flows reflect the financial position and results of operations for the parent company:

Condensed Balance Sheets

	December 31,	
	2001	2000
Assets		
Cash and cash equivalents	$ 817	$ 720
Investment in subsidiaries	71,410	63,307
Premises and equipment, net	3	6
Excess cost over fair value of net assets acquired, at amortized cost	1,092	1,148
Debt issuance cost, net	936	970
Other	183	25
Total assets	$74,441	$66,176
Liabilities and Stockholders' Equity		
Accrued interest and other liabilities	$ 40	$ 43
Notes payable	-	-
Subordinated debentures	17,784	17,784
Total liabilities	17,824	17,827
Stockholders' equity		
Common stock	38	38
Additional paid-in capital	14,360	14,314
Retained earnings	42,718	35,498
Accumulated other comprehensive loss	(499)	(1,501)
Total stockholders' equity	56,617	48,349
Total liabilities and stockholders' equity	$74,441	$66,176

Notes to Consolidated Financial Statements, Dollars in Thousands, Except Per Share Data

Condensed Statements of Income

	Year Ended December 31,		
	2001	2000	1999
Income			
Dividends from subsidiaries	$3,048	$2,748	$2,591
Other	88	29	92
Total income	3,136	2,777	2,683
Expenses			
Interest	1,635	1,636	1,257
Other operating expenses	486	477	777
Total expenses	2,121	2,113	2,034
Income before income tax benefit and equity in undistributed earnings of subsidiaries	1,015	664	649
Income tax benefit	843	672	743
Equity in undistributed earnings of subsidiary	7,101	4,704	5,243
Net income	$8,959	$6,040	$6,635

Condensed Statements of Cash Flows

	Year Ended December 31,		
	2001	2000	1999
Cash flows from operating activities			
Net income	$8,959	$6,040	$6,635
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	3	8	11
Amortization	90	90	75
Equity in undistributed earnings of subsidiaries	(7,101)	(4,704)	(5,243)
Changes in assets and liabilities:			
Accrued interest and other liabilities	(3)	(4)	27
Other, net	(158)	188	(195)
Net cash provided by operating activities	1,790	1,618	1,310
Cash flows from investing activities			
Investment in subsidiaries	-	-	(3,534)
Net cash used in investing activities	-	-	(3,534)
Cash flows from financing activities			
Issue common stock	46	-	-
Increase in deferred debt issuance cost	-	-	(1,022)
Issue subordinated debentures	-	-	17,784
Payments of notes payable	-	(24)	(12,364)
Dividends paid	(1,739)	(1,587)	(1,512)
Net cash (used in) provided by financing activities	(1,693)	(1,611)	2,886
Net increase in cash and cash equivalents	97	7	662
Cash and cash equivalents - beginning of period	720	713	51
Cash and cash equivalents - end of period	$ 817	$ 720	$ 713


BANK of the OZARKS, Inc.
Banking Offices

Alma
611 Highway 71 North
Alma, Arkansas 72921
(479) 632-8080

Altus
1612 Franklin
Altus, Arkansas 72821
(479) 468-2191

Bellefonte
3334 Highway 65 South
Harrison, Arkansas 72601
(870) 743-4400

Bryant
Wal-Mart Supercenter
400 Bryant Avenue
Bryant, Arkansas 72022
(501) 653-4100

Clarksville - Main
1010 West Main
Clarksville, Arkansas 72830
(479) 754-8282

Clarksville - Rogers
1144 Rogers Avenue
Clarksville, Arkansas 72830
(479) 754-8008

Clinton
Highway 65 South
Clinton, Arkansas 72031
(501) 745-7474

Conway*
803 Harkrider
Conway, Arkansas 72032
(501) 932-3000

Fort Smith - Rogers
5401 Rogers Avenue
Fort Smith, Arkansas 72903
(479) 478-4300

Fort Smith - Zero Street
2520 Zero Street
Fort Smith, Arkansas 72908
(479) 424-1299

Harrison - North
725 Highway 62 & 65 North
Harrison, Arkansas 72601
(870) 741-3178

Harrison - Downtown
315 North Walnut
Harrison, Arkansas 72601
(870) 391-8400

Jasper
Stone & Church Streets
Jasper, Arkansas 72641
(870) 446-2265

Little Rock - Cantrell
7500 Cantrell Road
Little Rock, Arkansas 72207
(501) 978-3000

Little Rock - Chenal
12615 Chenal Parkway
Little Rock, Arkansas 72211
(501) 978-2265

Little Rock - Chester
109 North Chester Street
Little Rock, Arkansas 72201
(501) 378-7600

Little Rock - Otter Creek
13415 Otter Creek Parkway
Little Rock, Arkansas 72210
(501) 978-3545

Little Rock - Rodney Parham
11102 Rodney Parham Road
Little Rock, Arkansas 72212
(501) 978-2525

Lonoke
303 East Front Street
Lonoke, Arkansas 72086
(501) 676-3233

Marshall
U. S. Highway 65 & Duvall Street
Marshall, Arkansas 72650
(870) 448-5228

Maumelle*
120 Audubon
Maumelle, Arkansas 72113
(501) 851-9991

Mulberry
115 Mulberry, Highway 64 West
Mulberry, Arkansas 72947
(479) 997-1515

North Little Rock - Indian Hills
6929 John F. Kennedy Blvd.
North Little Rock, Arkansas 72116
(501) 834-9494

North Little Rock - North Hills
4846 North Hills Blvd.
North Little Rock, Arkansas 72116
(501) 978-3500

Ozark - Main
6th & Commercial
Ozark, Arkansas 72949
(479) 667-2181

Ozark - Westside
2011 West Commercial
Ozark, Arkansas 72949
(479) 667-3358

Paris
1405 East Walnut
Paris, Arkansas 72855
(479) 963-1100

Van Buren
515 Pointer Trail East
Van Buren, Arkansas 72956
(479) 474-8282

Western Grove
Highways 123 & 65
Western Grove, Arkansas 72685
(870) 429-5228

Yellville
104 W. Old Main Street
Yellville, Arkansas 72687
(870) 449-2265

*Opening First Quarter 2002



BOARD MEMBERS: *left to right: Henry Mariani, Porter Hillard, Robert East, Kennith Smith, Linda Gleason, George Gleason, Jerry Davis, Mark Ross, R.L. Qualls, Steven Arnold.*

BANK of the OZARKS®, Inc.

Board of Directors

Steven Arnold
Senior Pastor
St. Mark Baptist Church
Little Rock, Arkansas

Jerry Davis
Chairman, President and
Chief Executive Officer
Affiliated Foods Southwest
Little Rock, Arkansas

Robert East
Chairman and
Chief Executive Officer
East-Harding, Inc.
Little Rock, Arkansas

George Gleason
Chairman and
Chief Executive Officer
Bank of the Ozarks, Inc.
Little Rock, Arkansas

Linda Gleason
Retired Banker
Little Rock, Arkansas

Porter Hillard
Retired
Agri-business Operator
Ozark, Arkansas

Henry Mariani
Owner, Chairman and
Chief Executive Officer
NLC Products, Inc.
Little Rock, Arkansas

R.L. Qualls
Retired President and
Chief Executive Officer
Baldor Electric Company
Little Rock, Arkansas

Mark Ross
Vice Chairman, President
and Chief Operating Officer
Bank of the Ozarks, Inc.
Little Rock, Arkansas

Kennith Smith
Retired
Lumber Company
President
Ozark, Arkansas

Executive Officers

George Gleason
Chairman and
Chief Executive Officer

Mark Ross
Vice Chairman, President
and Chief Operating Officer

Paul Moore
Chief Financial Officer

Jean Arehart
President - Mortgage Division

Danny Criner
President - Northern Division

C.E. Dougan
President - Western Division

Gene Jennings
President - Trust Division

Darrel Russell
President - Central Division

John Stanton
President - Conway Division



BANK of the OZARKS®, Inc.

Little Rock, Arkansas
(501) 978-2265, Fax (501) 978-2224
NASDAQ: OZRK
www.bankozarks.com

For additional information or a copy of the Company's Form 10K filed with the Securities and Exchange Commission contact:

Investor Relations
Bank of the Ozarks, Inc.
P.O. Box 8811
Little Rock, AR 72231-8811

Independent Auditors:

Ernst & Young LLP
Certified Public Accountants
425 W. Capitol, Suite 3600
Little Rock, AR 72201

Transfer Agent:

Bank of the Ozarks
Trust Division
P. O. Box 8811
Little Rock, AR 72231-8811